24-10133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
File No. 24-10133

KEYSTONE INSURERS GROUP, INC.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
Address, including zip code, and telephone number, including area code of issuer's principal executive office)

David E. Boedker, Sr.
1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6411	23-2263940
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

OMB Number: 3235-0286
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Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 486 (12-01)

PART I NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
William Jones	Central Insurers Group 1360 North Atherton Street State College, PA 16803	114 Hillcrest Street Philipsburg, PA 16866
Thomas Troutman	Deibler, Straub & Troutman, Inc. 2 W. Main Street, P.O. Box B Elizabethtown, PA 17023-0077	1520 Armstrong Valley Road Halifax, PA 17032
Thomas Parkins	Dinnin & Parkins Associates 300 Allegheny River Blvd. Oakmont, PA 15139	288 Lynn Ann Drive New Kensington, PA 15068
John Duncan	Duncan Insurance Agency, Inc. 370 Maus Dr. N. Huntington, PA 15642	14100 Marven Place North Huntington, PA 15642
Carl DeYulis	Ebensburg Insurance Agency, Inc. 129 E. High Street, P.O. Box 90 Ebensburg, PA 15931	138 Maple Springs Court Ebensburg, PA 15931
Robert Naginey	Pfeiffer-Naginey Insurance Agency, Inc. 205 Front Street, P.O. Box 72 Northumberland, PA 17857	400 Ivy Lane Northumberland, PA 17857
Todd Roadman	Reed, Wertz & Roadman, Inc. 702 West Pitt Street, P.O. Box 640 Bedford, PA 15522	121 Diehlfield Road Bedford, PA 15522
Robert Seltzer, Jr.	Seltzer Insurance Agency, Inc. Country Club Hill, Route 61 P.O. Box 219 Orwigsburg, PA 17961	580 Liberty Street Orwigsburg, PA 17961
Michael Kilmer	Kilmer Insurance Agency, Inc. Homet Crossroads, P.O. Box 337 Wyalusing, PA 18853	225 Gaylord St., P.O. Box 663 Wyalusing, PA 18853

(b) The issuer's officers: The business address for each of the following persons is 1995 Point Township Drive, Northumberland, PA 17857.

NAME	TITLE	RESIDENTIAL ADDRESS
David E. Boedker, Sr.	President and Chief Executive Officer	16 Edgewood Drive P.O. Box 88 Danville, PA 17821
Michael J. Azar	Chief Financial Officer and Chief Operating Officer	P.O. Box 392 Danville, PA 17821
Colin R. Buzzard	Senior Vice President of Marketing and Franchise Relations	1383 Rosepointe Drive York, PA 17404
Joseph P. Joyce	Vice President, Property Casualty & Programs	34 Bonnywick Drive Harrisburg, PA 17111
George C. Wynne	Senior Executive of Corporate Development	12348 Morning Creek Road Glen Allen, VA 23059

(c) The issuer's general partners: None

(d) Record owners of 5 percent or more of any class of the issuer's equity securities (including the names and residential address of the natural persons with control over such record owners)

NAME	BUSINESS ADDRESS	CONTROL PERSONS
Duncan Financial Group, LLC	370 Maus Drive North Huntingdon, PA 15642	John Duncan 14100 Marven Place North Huntington, PA 15642 David Duncan 640 Adele Drive North Huntington, PA 15642
Ebensburg Insurance Agency, Inc.	129 E. High Street P.O. Box 90 Ebensburg, PA 15931	Carl DeYulis 138 Maple Spring Court Ebensburg, PA 15931
Helmbold & Stewart, Inc.	214 E. Cherry Street	Deborah West

	Clearfield, PA 16830	1939 River Road Curwensville, PA 16833
		Jeffrey Bellmore 73 Mill Street Curwensville, PA 16833
Reed, Wertz & Roadman, Inc.	702 West Pitt Street P.O. Box 640 Bedford, PA 15522	Todd Roadman 121 Diehlfield Road Bedford, PA 15522

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities (and the names and residential address for the control persons of such beneficial owners)

NAME	BUSINESS ADDRESS	CONTROL PERSONS
Associated Insurance Management, Inc.	P.O. Box 256 Danville, PA 17821	David E. Boedker 16 Edgewood Drive P.O. Box 88 Danville, PA 17821
		Grier E. Boedker, Sr. 204 Ridge Road Danville, PA 17821
Central Insurers Group, Inc.	1360 North Atherton Street State College, PA 16803	William M. Jones 114 Hillcrest Street Philipsburg, PA 16866
		Philip E. Gingerich, Jr. c/o H.C. Kerstetter Co. 21 Monument Square Lewistown, PA 17044
Deibler, Straub & Troutman	2 W. Main Street P.O. Box B Elizabethville, PA 17023	Thomas E. Troutman 1520 Armstrong Valley Rd. Halifax, PA 17032
		Robin G. Straub 203 Oakland Acres Lane Elizabethville, PA 17023
Kilmer Insurance Agency, Inc.	Homet Crossroads P.O. Box 337 Wyalusing, PA 18853	Michael & LouAnn Kilmer 225 Gaylord Street Wyalusing, PA 18853

Pfeiffer-Naginey Insurance Agency, Inc.	205 Front Street P.O. Box 72 Northumberland, PA 17857	Robert E. Naginey 400 Ivy Lane Northumberland, PA 17857

(f) Promoters of the issuer: None

(g) Affiliates of the issuer

NAME	BUSINESS ADDRESS	MEMBERS
KIG Financial Services, LLC	1995 Point Township Drive Northumberland, PA 17857	Keystone Insurers Group, Inc. 1995 Point Township Drive Northumberland, PA 17857 Duncan Financial Group, LLC 370 Maus Drive North Huntington, PA 15642
Keystone Risk Managers, LLC	1995 Point Township Drive Northumberland, PA 17857	Keystone Insurers Group, Inc. 1995 Point Township Drive Northumberland, PA 17857
Keystone Benefits Services, LLC	1995 Point Township Drive Northumberland, PA 17857	Keystone Insurers Group, Inc. 1995 Point Township Drive Northumberland, PA 17857 Emerson, Reed & Company 470 Park Avenue South 5th Floor New York, NY 10016

(h) Counsel to the issuer with respect to the proposed offering

Dickie, McCamey & Chilcote, P.C.
Two PPG Place, Suite 400
Pittsburgh, PA 15222
Attn: Robert W. Hastings

The residential address of counsel is:
2432 Dogwood Drive
Wexford, PA 15090

(i) Each underwriter with respect to the proposed offering: None. There is no underwriter with respect to the proposed offering.

(j) The underwriter's directors: Not applicable.

(k) The underwriter's officers: Not applicable.

(l) The underwriter's general partners: Not applicable.

(m) Counsel to the underwriter: Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in which Securities Are to be Offered

(a) The issuer proposes to offer its securities through a dealer in North Carolina in accordance with the requirements of the North Carolina Securities Act. If any of the securities are offered in another state which requires that the securities be offered and sold through a "dealer", we will either apply for a waiver or, if a waiver is not granted, retain a dealer in such state or withdraw the offer.

(b) This Offering consists of two parts. The first part is the Offering to prospective purchasers who are currently eligible to purchase our shares. The issuer proposes to offer its securities to such currently eligible purchasers in Pennsylvania and Virginia through its officers and in North Carolina through a dealer, Triune Capital Advisors, LLC. The officers of the issuer who will be offering the securities are identified in Item 24 of this Offering ~~Statement~~Circular. The second part is the Offering to persons who become our franchise and thus become eligible to purchase our shares in the two years following the initial qualification date of this Offering Statement by the SEC, and a small number of such new franchises may be located outside of the three states mentioned above. These offers will also be made by the officers of the issuer identified in Item 24. The offering method is as follows:

Prior to filing of this Offering Statement, on or about December 21, 2004, the issuer sent a solicitation of interest document to prospective purchasers in Pennsylvania in connection with the proposed offering, as authorized by Rule 254 and Section 203(r) of the Pennsylvania Securities Act of 1972. After this Offering Statement is qualified in the state in which the offering is proposed to be made, the officers will hold an informational meeting in each of the three states to inform eligible purchasers – the franchises, principals, entities controlled by the franchises/principals, employees of Keystone and its subsidiaries and employees of franchises – about the potential risks and benefits of the investment. The issuer anticipates that all meetings will take place within 90 days after this Offering Statement is qualified by the SEC and the offerings to currently eligible purchasers will terminate within 120 days after this Offering Statement is qualified by the SEC. The offering to currently eligible purchasers may be extended by the issuer to up to 270 days after this Offering Statement is qualified by the SEC.

For the second part of the Offering, the issuer plans to offer each new franchise, on a rolling basis, a chance to subscribe to its common stock within 30 days after they sign a Franchise Agreement with the issuer. Each new franchise will be given an Offering Circular upon signing a franchise agreement with us. This Offering Statement includes such offers made to new franchises in the two years following the initial qualification date of this Offering Statement by the SEC. Offers to new franchises will be suspended for such period as appropriate to comply with securities laws after the second anniversary of the initial qualification date of this Offering Statement.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) In April 2006, the issuer implemented a 5.7005 to 1 stock split and issued 279.3228 shares of common stock. Based on the valuation of our shares at $57,005 per share as of December 31, 2005, before the stock split, as determined by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry, the aggregate value of the common stock issued in the stock split was $2,793,228. A more detailed description of the stock split is set forth under Item 3(k) of the Offering Circular.

(b) No unregistered securities of the issuer or any predecessor or affiliated issuer has been issued within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of, or underwriter of any securities of, the issuer or any predecessor or affiliated issuer.

(c) The exemption used for the issuance of the common stock is Section 3(a)(9) of the Securities Act, which exempts "security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given for soliciting such exchange." In connection with the stock split, the issuer issued common stock of the issuer to its existing security holders exclusively, in consideration for the surrender of outstanding securities of the issuer, and no commission or other remuneration was paid or given for soliciting such exchange.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any affiliate is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

Neither the issuer nor any person named in response to Item 1 above knows of or has entered into any special marketing arrangements in connection with the proposed offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None of the experts named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis, or at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer used a solicitation of interest document in Pennsylvania as authorized by Rule 254 and Section 203(r) of the Pennsylvania Securities Act of 1972 prior to the filing of this notification. The solicitation of interest document was delivered to prospective purchasers in connection with the proposed offering on or about December 21, 2004. There has been no supplemental communication.

PART II OFFERING CIRCULAR

COVER PAGE

KEYSTONE INSURERS GROUP, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 500 **Minimum number of securities offered:** 100
Price per security: $10,000
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1,000,000
(See Questions 9 and 10)
Duration of the offering: 120 days for currently eligible purchasers, which can be extended to 270 days at the discretion of the issuer's board of directors; ~~2 years for future new franchises.~~new franchise will have 120 days from the date when
Is a commissioned selling agent selling the securities in this offering? [x] Yes [] No We will sell the securities through a dealer in North Carolina.
If yes, what percent is commission of price to public? The Commission is a flat $25,000.
Is there other compensation to selling agent(s)? [ ] Yes [x] No
Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [x] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?[x] Yes [ ] No This offering is limited to franchises of the issuer, principals of such franchises, entities controlled by franchises or franchise principals, and employees of the issuer and its subsidiaries. Employees of franchises may also be eligible to participate if the issuer's board of directors at its sole discretion determines that such employees have sufficient knowledge and experience with investing and are able to evaluate the merits of the investment. (See Question No. 25)
Is transfer of the securities restricted? [x] Yes [ ] No Transfer of the securities is limited, with rights of first refusal and mandatory redemption rights held by the issuer and its shareholders, as set forth in the Amended and Restated Shareholders Agreement dated June 22, 2005 by and among Keystone Insurers Group, Inc. and its shareholders. (See Item No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENTS. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING

STATEMENT OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

STATE	STATE FILE NO.	EFFECTIVE DATE
Pennsylvania	2005-11-001C	
North Carolina	27002	
Virginia	147788 03/10/2006	

TABLE OF CONTENTS

THIS OFFERING ~~STATEMENT~~CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING ~~STATEMENT~~CIRCULAR.

This Offering ~~Statement~~Circular, together with the Financial Statements and other Attachments, consists of a total of ~~[___]~~408 pages.

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the offering of common stock of Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us"). This summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our common stock.

The Company

We are a franchisor of independent insurance agencies and offer various services and products to our franchises to maximize the sales volumes, business reputations and market shares of our franchises. Our franchises are mainly in the business of selling insurance products. We are not a regulated insurance company. We negotiate, maintain and administrate agreements with various property and casualty insurance carrier companies and financial services carrier companies, and manage the relationship between our franchises and the insurance carriers and financial services carriers. In addition, we also provide various other services and products to our franchises, such as loss ratio and growth management services, the limited right to use our trademark and trade name to promote their services, and the use of our operating system.

In addition, we also offer additional services and products to our franchises through our subsidiaries and affiliates as follows:

- Through our wholly owned subsidiary Keystone Risk Managers, LLC, we offer risk management and placement services to our franchises to broaden their offerings to their medium and large sized commercial clients.
- Through our 90% owned subsidiary KIG Financial Services, LLC, we assist our franchises in selling financial services products.
- Through Keystone Benefits Services, LLC, a 95% owned subsidiary of KIG Financial Services, LLC, we offer individual and group medical benefits products in Pennsylvania for our franchises to sell.
- Through Keystone Capital Investors, LLC, which is owned 4.69% by us and 95.31% by our Pennsylvania franchisors, our franchises which invested in Keystone Capital Investors, LLC are able to market and sell insurance products offered by Keystone National Insurance Company, Inc., in which Keystone Capital Investors, LLC has a 49% interest.

We derive our revenues from franchise fees, percentages of profit sharing and bonuses earned by our franchises, fees paid by our insurance carriers for expenditures that we incurred in our management of franchise relationships on behalf of our carriers, financial services and program fees, and royalties on products, services and advertising purchased by or through us for our franchises.

In April 2006, our Board of Directors authorized a stock split, whereby each share of stock outstanding was exchangeable for 5.7005 shares of stock. Information relating to our capitalization in this Offering Circular reflects this stock split.

Our fiscal year end is December 31.

The Offering

Common Stock Offered:	500 shares maximum, 100 shares minimum.
Price:	$10,000 per share.
Common Stock Outstanding After Offering:	~~779.3228~~773.6223 shares if maximum sold, ~~379.3228~~373.6223 shares if minimum sold.
Minimum Subscription:	One share.
Maximum Subscription:	None; however, under the Amended and Restated Shareholders Agreement dated June 22, 2005 by and among Keystone and its shareholders (the "Shareholders Agreement"), no shareholder may own, directly or indirectly, more than 9.99%, and the senior officers as a group may not own more than 20%, of the issued and outstanding voting stock of the Company. For purposes of this limitation, "ownership" includes shares owned of record by the shareholder, shares owned by any franchise the shareholder is a principal of, and shares owned by any other entities controlled by the shareholder. If, after the completion of the Offering, a purchaser owns a number of shares that exceeds the voting percentage limit imposed by the Shareholders Agreement, any such shares in excess of the limit would be non-voting common stock. You will be provided with a copy of the Shareholders Agreement at the informational meeting if you have not signed it before. A copy of the Shareholders Agreement is also filed with the Securities and Exchange Commission (the "SEC") as Exhibit 3 to the Offering Statement of which this Offering Circular is a part, and may be

inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Copies of all or any part of the ~~offering statement~~Offering Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The Shareholders Agreement may be amended by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or holders of at least a majority of our voting shares.

Who May Subscribe:

This Offering is being made to: (i) franchises of Keystone; (ii) principals of such franchises; (iii) entities controlled by such franchises and their principals, including entities formed for tax and estate planning purposes; and (iv) employees of Keystone and its subsidiaries. Employees of franchises may also be eligible to participate in the Offering if our board of directors determines in its sole discretion that such employees have sufficient knowledge and experience with investing and are able to evaluate the merits of the investment. The public and non-affiliates of Keystone are not eligible to purchase shares offered in this Offering.

Franchises are not required to purchase shares as a condition of being or becoming a franchise. Current franchises may remain as a franchise and qualified agencies may apply to become a Keystone franchise without buying or owning shares in the Company. This Offering is intended solely to raise money to fund our expansion plans and not to make share ownership a condition of being or becoming a franchise. (See **Use of Proceeds** below.)

Transfer Restrictions:

The shares of our common stock offered in this Offering will be subject to transfer restrictions that will limit a shareholder's ability to transfer shares. These restrictions are described in the Shareholders Agreement. The restrictions include rights of first refusal granted, among others, to other principals in the shareholder's agency, to Keystone and to other shareholders. All purchasers in the Offering (who are not already shareholders) must sign the Shareholders Agreement and agree to abide by the terms of the transfer restrictions.

In addition, the Shareholders Agreement requires the mandatory redemption of shares in the event a shareholder dies, retires, is permanently disabled, becomes bankrupt, disengages from being a franchise, a franchise principal or employee, and in certain other circumstances. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares, i.e., satisfies the conditions described under "Who May Subscribe" above. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement.

The Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Shareholders Agreement. The Shareholders Agreement may be amended by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or holders of at least a majority of our voting shares.

How to Subscribe:

Each purchaser must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to us, along with payment for the full subscription amount, at the address listed on the front page of this Offering Circular. The payment should be made payable to "**Keystone Insurers Group, Inc.**" In addition, the purchaser must also complete and return to us an executed and dated signature page of the Shareholders Agreement. A copy of the Subscription Agreement is filed as Exhibit 4 to the Offering Statement of which this Offering Circular is a part.

A purchaser may pay up to 75% of the purchase price by executing and delivering a Secured Promissory Note. A copy of the Secured Promissory Note is filed as Exhibit 5 to the Offering Statement of which this Offering Circular is a part. See **Terms of the Offering, How to Subscribe** for a detailed description of the terms of the note and the collateral to be provided as security. Any purchaser who wishes to pay by note should contact us. We reserve the right to accept, limit or reject any subscription at our sole and absolute discretion. We will also accept payment by note on a case-by-case basis, at our discretion.

Expiration of the Offering:

Once this Offering Statement is qualified by the SEC and in the state in which the offers will be made, we will schedule and hold an informational meeting with our prospective purchasers in each of the three states where we plan to make the Offering. Purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment for the shares they wish to purchase. The informational meetings are anticipated to take place promptly, but in any event within 90 days after the qualification of this Offering Statement by the SEC. You will be notified of the exact time and place of the informational meeting you are invited to attend a reasonable time before such meeting takes place. The Offering to currently eligible purchasers is anticipated to terminate and no further subscriptions will be accepted later than 120 days following the qualification of this Offering Statement by the SEC. We reserve the right to extend the Offering and the period of time in which payment and other documents must be received at our sole discretion to up to 270 days after the qualification of this Offering Statement by the SEC. In addition, this Offering Statement also includes offers we plan to make to new franchises on a rolling basis in the two years following the initial qualification date of the Offering Statement. We may terminate the Offering at any time, at our sole discretion. If we decide to terminate the Offering, all the subscription funds will be promptly returned to the subscribers, with interest and without deductions.

Use of Proceeds:

We will use the proceeds from this Offering to: (i) fund our expansion into additional states; (ii) develop value-added services for our franchises; (iii) develop a systematic and sustainable platform to recruit property and casualty producers on behalf of our franchises; (iv) develop a cost-saving and

	productivity enhancing technology platform for the benefit of our franchises; (v) expand our profit and growth divisions and agency consultation services; (vi) acquire ownership interests in other businesses; and (vii) provide working capital. In addition, we will use some of the proceeds from this Offering to pay legal and accounting fees incurred in connection with the Offering.
Investment Risks to be Considered:	An investment in our shares involves certain risks. See "**Risk Factors**" below.

TERMS OF THE OFFERING
HOW TO SUBSCRIBE

Plan of Distribution

The Offering will commence promptly after this Offering Statement is qualified by the SEC and the state in which the offers will be made. Currently eligible purchasers will be invited to informational meetings, which are anticipated to take place promptly, but in any event within 90 days after this Offering Statement is qualified by the SEC, and eligible purchasers will have 30 days from the date of the informational meeting they attend in which to return their executed Subscription Agreements and related documents, including payment for the shares they wish to purchase. Our target completion date for offers to currently eligible purchasers is 120 days following the qualification by the SEC. No further subscriptions will be accepted later than the 120 day period except subscriptions by new franchises who become franchises after the first 90 days after the SEC qualification date; provided, however, that we reserve the right to extend the Offering to currently eligible purchasers to up to 270 days after the SEC qualification date. All new franchises who sign a Franchise Agreement after the SEC qualification will have 30 days from the signing of the Franchise Agreement with us to purchase shares of our common stock.

We will offer and sell shares of our common stock directly to our franchises, principals of our franchises, entities controlled by franchises and principals of franchises (including those entities created for tax and estate planning purposes) and employees of Keystone and its subsidiaries. Over 90% of the officers and directors of the Company responded to a Solicitation of Interest form indicating that they will purchase securities issued in this Offering. Financially sophisticated employees of franchises will be permitted to purchase securities issued in the Offering at the discretion of our board of directors. We will not offer or sell our shares of common stock in this Offering to the public or any other non-Keystone affiliated persons or entities. In Pennsylvania and Virginia, we will market and sell the shares through certain of our officers and directors, none of whom will receive any commission or other form of compensation in connection with such efforts. In North Carolina, we will offer and sell the shares through a registered dealer.

Purchasers must purchase at least one full share, at a price of $10,000, and may purchase any amount of shares, subject to the 9.9% individual and the 20% senior officers ownership limitations on voting stock set forth in the Amended and Restated Shareholders Agreement (the "Shareholders Agreement"). Any shares owned in excess of the voting stock ownership limit will be non-voting shares. A copy of the Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a part. Each purchaser in this Offering must sign the Shareholders Agreement as a condition of purchasing the shares. All subscriptions are irrevocable. Once you have submitted a subscription and payment for shares, you cannot withdraw it, unless our board of directors determines otherwise. We may accept or reject subscriptions in whole or in part for any reason, at our sole discretion. Any rejected subscription will be promptly returned, including the payment received by us, with interest. We further reserve the discretion to extend the Offering to currently eligible purchasers to up to 270 days after this Offering Statement is initially qualified by the SEC.

Conditions of the Offering

Completion of the Offering to currently eligible purchasers is conditioned upon our receipt of subscriptions for at least 100 shares representing minimum proceeds of $1,000,000, including payments by Secured Promissory Notes, by the 120th day after this Offering Statement is qualified by the SEC, or by any extension of that date. If we do not receive the minimum proceeds by the 120th day, we may extend the Offering to currently eligible purchasers to up to 270 days after the initial qualification of this Offering Statement by the SEC or terminate the Offering. If we decide to terminate the Offering, or if we do not receive the minimum proceeds by the 120th day or any extension thereof, all the subscription funds will be promptly returned to the subscribers, with interest and without deductions. We may terminate the Offering at any time, at our sole discretion.

We will deposit all subscription funds we receive into an escrow account at Westfield Bank in Westfield Center, Ohio, until the minimum subscriptions have been received, pursuant to an Impoundment of Funds Agreement between us and Westfield Bank. Under the Impoundment of Funds Agreement, if at any time on or prior to the 120th day after the initial qualification date of this Offering Statement, or such later date as we may extend the Offering to currently eligible purchasers, the subscriptions received exceed the minimum prescriptions, Westfield Bank will release the funds in the escrow account to us upon our written instruction. The proceeds of this Offering will then be available for our use immediately. If we notify Westfield Bank in writing that we were unable to sell the minimum subscription on or prior to the 120th day or any extension thereof, or that the offering has been terminated, Westfield Bank will, upon our instruction, return the prescription proceeds directly to the subscribers by first class mail according to the amount each contributed, with interest and without deductions.

Purchasers may pay up to 75% of the purchase price of the shares subscribed by a Secured Promissory Note. Purchasers must pay at least 25% of the purchase price in cash. Share ownership vests upon our acceptance of a valid subscription agreement. The payment should be made payable to "**Keystone Insurers Group, Inc.**" We will accept or reject a purchaser's request to pay by note on a case-by-case basis, in our sole discretion. The note will be payable over four (4) years and will bear interest annually at the prime rate as published in *The Wall Street Journal* on January 1 of each year during the term of the note. Interest will be payable quarterly and principal will be payable annually. Payment on the note will be secured by a lien and security interest in favor of Keystone. In the event the purchaser is a franchise, a principal of a franchise or an entity controlled by the franchise and/or its principal(s), the note will be secured by, without limitation, accounts receivable, commissions and any other monies due to the franchise, all customer and client lists, including expiration lists, book of business of the franchise and such other collateral as may be described in the Secured Promissory Note. In the event the purchaser is an employee of Keystone, its subsidiaries or its franchises, the note must be secured by personal assets of the purchaser at least equal in value to the amount of the note or by such other collateral as determined to be acceptable by the board of directors. A copy of the Secured Promissory Note is filed as Exhibit 5 to the Offering Statement of which this Offering Circular is a part.

If you are paying for the shares by means of a Secured Promissory Note, you must contact us in advance in order for us to finalize the details of your particular note, including perfecting our security interest in the collateral. Once we have finalized the Secured Promissory Note, you must execute the note and return it to us along with your executed Subscription Agreement and Shareholders Agreement signature pages. You must also include a check for at least 25% of the purchase price. (See **How to Subscribe** below.)

While no modification of the terms of the Offering are anticipated, if there are any material changes, subscribers will be notified and will be given an opportunity to resubscribe their investments.

Offering Price

In determining that the shares should be offered at a price of $10,000 per share, our board of directors relied upon an independent valuation of the Company as of December 31, 2005 performed by Reagan Consulting, Inc. We paid Reagan Consulting, Inc. $6,000 for performing the valuation. ~~A copy of the valuation report is filed as Exhibit 14 to the Offering Statement of which this Offering Circular is a part.~~

How to Subscribe

Following the qualification of this Offering Statement by the SEC and within the states in which the offering will be made, we will hold several informational meetings. We anticipate that these meetings will take place within 90 days of the initial qualification date by the SEC. We will notify all eligible purchasers – the franchises, principals, entities controlled by the franchises/principals, employees of Keystone and its subsidiaries and employees of franchises – of the date and location of the meetings a reasonable time prior to holding of such meetings. While attendance at a meeting is not required, we urge you, as prospective purchasers, to attend the meeting to learn about the potential risks and benefits of the investment and to ask questions of the Company and its officers. You will be provided with a copy of this Offering Circular and related documents for review, including the Subscription Agreement and the Shareholders Agreement, a reasonable time prior to the meeting. You are urged to review all the documents, consult with your tax, accounting and legal advisors as you deem necessary or useful and ask questions of the Company and its officers as you deem necessary or useful, before making your decision to purchase. You will have 30 days following the informational meeting you attend (or are invited to attend) in which to make an investment decision and return to us your subscription and payment. We reserve the right to accept subscriptions and payment for shares after this 30-day period, in our sole discretion, for up to 270 days after the initial qualification date of this Offering Statement by the SEC.

Enclosed with this Offering Circular are a Subscription Agreement and a Shareholders Agreement. To purchase shares of our common stock in this Offering, you must:

- Fill in and execute the Subscription Agreement;
- Execute the Shareholders Agreement (if you are not currently a shareholder of the Company);
- Mail the executed signature pages of both agreements, along with payment for the shares you are purchasing, to us at the address set forth on the front cover of this Offering Statement. Address your correspondence to the attention of "**David Boedker, President and CEO.**"

If you are interested in paying for the shares by means of a Secured Promissory Note, you must contact us prior to sending us your Subscription Agreement and Shareholders Agreement in order for us to finalize the details of your particular note, including perfecting our security interest in the collateral. You must pay at least 25% of the purchase price in cash, but you may pay for the remainder by note. The note must be secured by acceptable collateral. See "**Conditions of the Offering**" above. The cash payment should be made payable to "**Keystone Insurers Group, Inc.**" Once we have finalized the documents, we will send you the Secured Promissory Note. You must execute these documents and return the signature pages to us along with your executed Subscription Agreement and Shareholders Agreement signature pages.

We reserve the right to accept, limit or reject any subscription, and to accept payment by Secured Promissory Note on a case-by-case basis.

We will hold all subscription funds, pending their acceptance, in an escrow account at Westfield Bank in Westfield Center, Ohio. We will not use any of the funds received from subscriptions until we have received paid subscriptions for at least 100 shares representing minimum proceeds of $1,000,000, including payments by Secured Promissory Note. At that time, the funds will be available for our immediate use as described in this Offering ~~Statement~~Circular. We will continue to accept additional subscriptions until we terminate the Offering either upon the subscription of the full 500 shares or at an earlier time, at our discretion.

ITEM 1. THE COMPANY

Exact corporate name: Keystone Insurers Group, Inc.
State and date of incorporation: Pennsylvania, May 2, 1983
Street address of principal office: 1995 Point Township Drive, Northumberland, PA 17857

Company Telephone Number: (570) 473-4302
Fiscal year: December 31
Person(s) to contact at Company with respect to offering: David E. Boedker, President and Chief Executive Officer
Telephone Number (if different from above): ( ) N/A

ITEM 2. RISK FACTORS

The following is a discussion of the factors which we consider to be the most substantial risks to an investor in this Offering in view of all facts and circumstances. You should carefully consider the risks and uncertainties described below and the other information in this Offering ~~Statement~~Circular before deciding whether to invest in shares of common stock of Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us"). If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the value of our stock could decline and you may lose part or all of your investment. We advise you to consult with your own investment, financial and tax advisors before making a decision to invest in our common stock in this proposed Offering.

1. **Shareholder value is predicated upon an assumption that additional franchises can and will be sold in certain parts of the U.S., and a failure to gain support of our partner insurance carriers or to provide value added products and services to new and existing franchises may affect our ability to sell additional franchises and prevent shareholders from realizing their expected gains.** The value of our shares is related to our ability to sell additional franchises in various states throughout the country that will generate increased revenues. In order to expand on a state-by-state basis, we will need the support of our partner insurance carriers. This support could be impacted by the regulatory environment in each state, as well as each carrier's underwriting philosophy. In addition, coastal exposures, climate, industry mix and other factors may also have an impact.

Our continued success is also predicated upon our ability to provide value-added products and services to new and existing franchises. These services include the following: (i) maintaining and attracting quality insurance carrier relationships and compensation schedules; (ii) establishing special insurance programs for specific classes of business; (iii) aggregating franchise property and casualty and financial services production, including individual and group products and services to obtain maximal benefits; (iv) developing a systematic and sustainable recruiting, training and sales management program for property and casualty and financial services sales personnel; (v) developing a cost-saving and productivity-enhancing technology platform for the benefit of our franchises; (vi) maximizing underwriting profitability and sustaining growth; (vii) assisting our franchises in agency management and internal business perpetuation strategies; and (viii) deploying capital to generate adequate returns. We must be able to provide these and other value-added services at reasonable costs, and each franchise partner must perceive the inherent value of these services in order for us to be successful in continuing to add franchises to our network. If we fail to continue to sell franchises and expand our business as planned, our growth will be halted and our financial condition may be adversely affected.

2. **Our future success is largely dependent upon the skill and experience of our senior officers.** Our continued success depends significantly upon the services of our current executive officers. These key employees have a material impact on our ability to sell and expand our franchising network and to manage the Company. We have employment agreements with terms of five (5) years each with each of these key employees. The loss of their services could materially adversely impact our operations.

To protect the Company, we have tailored the compensation packages of our senior officers to the profit and performance of the Company and to their longevity with the Company. In addition, we have purchased key man life insurance on the lives of each of these individuals to secure an on-going revenue stream in the event of an unexpected loss. While we believe contingencies have been put in place for the loss of personnel, we cannot ascertain the impact of hiring replacement personnel.

3. **The property and casualty insurance industry is cyclical, which may cause us to receive fluctuating fees from our franchises.** Historically, the results of the property and casualty insurance industry have experienced significant fluctuations due to competition, economic conditions, interest rates and other factors. Unpredictable events, such as natural and man-made disasters, interest rate fluctuations, acts of terrorism, inflationary pressures that affect the size of losses and judicial decisions that affect insurers' liabilities can all affect premium rates. As our revenues are directly tied to volumes of premiums generated by our franchises, any significant and sustained reduction in premium rates would result in a reduction in our revenues we receive from our franchises and carriers.

4. **Our business is subject to extensive regulation and supervision, and failure of our franchises to comply with these regulations could result in penalties, fines or loss of licenses for them and negatively affect our revenues.** The insurance industry is subject to extensive regulation and control by state insurance commissions. These regulations are intended primarily to benefit and protect insurance policy holders and purchasers. Any failure by our franchises to conduct their businesses in accordance with applicable laws and regulations could result in penalties, fines or loss of licenses for our franchises. Any of these events would impair a franchise's ability to continue to generate premiums and could adversely affect our revenues.

5. **We have been in the franchise business for only approximately six years and our senior officers may not be successful operating the franchise model in the future.** While we have been an insurance agency aggregator since 1983, we have operated under the franchise business model for a relatively short period of time. Prior to the creation of our franchising model in the year 2000, we served as a "flow through" entity for our partner independent agencies, who were our shareholders. The cost of centralized services was funded by collecting fees from these stockholder agencies; there was no inherent profit objective from year to year. As a result, the experience of our senior officers to anticipate, project and generate a consistent, long-term profit stream has yet to be established. If we fail to successfully operate our franchise business model, our financial condition and revenues could be materially adversely affected.

6. **We have no current plans to pay dividends to our shareholders and, as a result, you may not receive a return on your investment in the foreseeable future, or ever.** We have not

paid dividends in the past and do not envision paying dividends on our stock in the foreseeable future. We envision continuing to retain any earnings we have in the foreseeable future in order to help us to fund our ongoing expansion plans and to avoid having to raise further capital from our shareholders or from new investors in another offering of the same magnitude as this Offering. We cannot guarantee that the value of our stock will continue to appreciate over any period of time, or at all. As long as we do not declare or pay dividends, you may not receive a return on your investment in the foreseeable future, or ever. If you intend to obtain a loan or otherwise finance your purchase of our shares, you should be aware that your investment in our shares is not expected to pay you any income or return on investment for the foreseeable future, so you will have to repay any such loan from other income sources you may have.

7. **An investment in our shares has limited liquidity; there are restrictions on transfer of shares; there is no public market for our shares.** An investment in our shares is highly illiquid and is not suitable for an investor who needs liquidity. The Amended and Restated Shareholders Agreement and Federal and state securities laws all restrict your ability to transfer or resell our shares. The shares offered in this proposed Offering are not registered under the Securities Act of 1933, as amended (the "Act"), and we will be under no obligation to register these securities under the Act. We are relying on an exemption from registration under Regulation A of the Act. The shares we are offering hereby will be registered or sold in reliance on an exemption from registration in Pennsylvania, North Carolina and Virginia, and, subject to the restrictions agreed to in the Amended and Restated Shareholders Agreement and described below, will be able to be resold within those states to residents of those states. However, the shares may not be resold or transferred outside of these states at any time unless they are registered or an available exemption from registration exists under applicable state securities laws. In addition, the Amended and Restated Shareholders Agreement imposes significant restrictions on transfers of the shares, including a fairly lengthy process of rights of first refusal vested in Keystone and the other shareholders. When a shareholder leaves the Company, whether through death, retirement, permanent disability or disengagement from the franchise system, mandatory redemption provisions require that the shares owned by that shareholder be offered to the Company or the other shareholders. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. There is not currently, nor is there likely to develop in the near future, any public market for our shares.

8. **Recent litigation and investigatory activities by state Attorneys General and other insurance regulatory bodies have challenged the propriety of contingent commission arrangements, overrides and other incentives, and such challenge could result in decreased or extinguished commissions of this sort and negatively affect our financial results; further, changes in underwriting criteria and procedures by which insurance carriers estimate their loss reserves make it difficult for us to predict incentive compensation.** The insurance industry has recently been subject to significant scrutiny by certain states' Attorneys General and state insurance departments, including actions taken by the New York Attorney General's office beginning in April 2004, concerning certain compensation practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions,

overrides and other incentives received by insurance brokers and agents from insurance companies, and the extent to which such compensation has been disclosed to insurance customers. As a result of the scrutiny, our franchises may become subject to more heightened regulation, which may increase their cost of doing business due to heightened disclosure obligations, and decrease their income from incentive compensation. This will in turn negatively affect our financial results. There have been a number of proposals by regulators, legislators and insurance associations to modify various state laws and regulations relating to compensation paid to agents and brokers by insurance companies. The California Insurance Commissioner and the National Association of Insurance Commissioners have already made proposals that would require agents and brokers to disclose to their customers all compensation arrangements they have with insurance companies for the products their customers wish to purchase. These proposals, if adopted, could impose new legal obligations, including disclosure obligations, on our franchises with respect to the insurance products they sell. Any changes that are adopted by the federal government or the state agencies where our franchises market insurance could adversely affect our revenues and financial results. If legislators and regulatory bodies require greater disclosures to insurance customers regarding compensation arrangements between agents and insurance carriers, the costs of doing business for our franchises would increase, which could potentially impact their overall results of operations and also our results of operations.

Certain insurance companies have already announced that they are discontinuing the practice of contingent commissions, and certain brokerages have indicated that they will no longer accept such arrangements from insurance carriers. Although none of the insurance carriers that we do business with have made such pronouncements, if they did, it could materially adversely affect our revenues. Incentive compensation, including profit sharing, growth bonuses and carrier expense reimbursement fees are legal and pervasive arrangements at this time and in 2005 accounted for approximately 32% of our revenues.

In addition, since some incentive compensation is based on the profits that insurance carriers make on the overall volume of business of all of our franchises, as a result of changes in underwriting criteria due in part to the higher numbers and dollar values of claims as compared to the premiums collected by insurance companies in recent years, among other factors, we may not be able to precisely predict the payment of these performance-based revenues. Further, while we have influence with the insurance companies, we have no control over the process by which the insurance companies estimate their own loss reserves, which affects our ability to forecast the compensation to our franchises, and thus to us, from these sources. Because these forms of compensation affect our revenue, any decrease in their payment could adversely affect our results of operations.

9. **Your ownership position in Keystone will become diluted as we sell more shares to new franchises and if we raise additional funds.** Our expansion plans are ambitious. If we raise only the minimum amount in this proposed Offering, it is unlikely that we will be able to put into effect all of our expansion and upgrade plans. In that event, we will likely seek to raise more funds after 12 months through another offering of our shares. Although the Amended and Restated Shareholders Agreement provides that all shareholders have a right to participate in any future offering of 150 shares or more, you may not be able to afford to purchase any such additional shares you may be entitled to purchase, or you may be prevented from purchasing

additional shares for some other reason. In that case, your ownership percentage of our shares would be diluted, and your portion of any growth in our business or funds available upon liquidation would be decreased proportionately.

In addition, we plan to offer all new franchises, on a rolling basis, the opportunity to purchase shares of our common stock within the first 30 days after they sign a Franchise Agreement with us. This Offering includes such offers made in the two years following the initial qualification date of this Offering Statement. As a shareholder of the Company, you will not be given the opportunity to also purchase more shares of our common stock each time a new franchise purchases shares upon its introduction into our franchise model. Therefore, your percentage of ownership in the Company will be diluted as new franchises who wish to purchase our stock come into our franchise system.

10. **Our business is impacted by weather disasters and events of terrorism.** Results of property and casualty insurers are subject to weather and other conditions. When insurance carriers face major losses due to weather or terrorism, they may react by reducing the profit sharing and incentive compensation they pay, which are loss-ratio sensitive. Such occurrences could affect our compensation. Further, these occurrences could affect the stability of the insurance carriers we do business with, thereby impacting the viability of the arrangements we have with them and the revenues we receive from our franchises under these arrangements.

11. **Our current geographic concentration ties our performance to the economic, regulatory and weather conditions and events occurring in the eastern portion of the country and leaves us vulnerable to localized risks.** Our franchises operate primarily in Pennsylvania and North Carolina, with recent expansion into Virginia. Pennsylvania accounted for 87.8% of our revenues in the year ended December 31, 2005. Unusually severe storms or other natural or man-made disasters that destroy property in these states could adversely affect our franchises' abilities to generate expected compensation, which would impact our revenues. At the present time, our geographic concentration leaves us vulnerable to localized risks. We cannot guarantee that we will be successful in expanding to additional states.

12. **We depend upon the success of our franchises, and their failure to perform in a satisfactory manner and any long-term down-trends in written premium volumes due to general economic conditions in the states which our franchises operate would negatively affect our revenues.** We realize our primary income from fees derived from the written premium volumes generated by our franchises. If our franchises fail to perform as expected, or if there is a long-term down-trend in written premium volumes due to market conditions, our revenues will decrease. We do not directly control the day-to-day operations of our franchises' agency businesses and, despite our best efforts to support their sales and marketing efforts, our franchises may fail to perform as expected. In that case, if we cannot incentivize these underperforming franchises to improve their results of operations, loss ratios and premium volumes, our fee volume will decrease. If we do not act swiftly to disengage these underperforming franchise agencies, our results of operations could be adversely affected. In addition, our monthly revenues could be materially impacted by long-term down-trends in written premium volumes. Premium volumes could fluctuate or drop based upon general economic conditions in the states in which our franchises write policies. Historically, property and casualty premiums have been cyclical in nature and have varied widely based upon market

conditions, such as expanded underwriting capacity of property and casualty insurance companies and increased competition. Although premium volumes tend to be based upon the economic conditions from the prior year, the amount of any changes from year to year is not typically material, and only long-term trends, such as an extended soft market, could materially negatively impact total written premiums and thus, our revenues.

13. **We compete for the participation of independent insurance agents with other insurance aggregators and any failure by us to compete successfully would adversely impact our financial condition and future expansion plans.** We compete with a growing number of insurance aggregators who operate under different business models. Although we believe that we offer independent agencies the most attractive suite of services and a business climate that allows them to retain their independently owned status and control over their day-to-day operations and ownership of the Company, we cannot guarantee that our model will be the most successful. If we do not have a competitive business model that continues to attract the best independent insurance agencies to our franchise network, we will lose market share, business reputation and ultimately, revenues.

14. **Our expansion may ultimately be limited by the number of independent insurance agents available for franchise opportunities.** Aggregation of insurance agencies is occurring at an increasing pace that has accelerated over the last four years. With more aggregators seeking to contract with more independent agencies, the overall number of available agencies to bring into our franchise model is decreasing. As reported by the Insurance Information Institute in its November 2004 report titled "*Background on Insurance Intermediaries*," the Independent Insurance Agents and Brokers of America has determined that there are currently some 39,000 independent insurance agencies operating in the U.S. Of that number, it is unknown how many have already been consolidated or aggregated into an aggregation network. We have no control over how many new independent agencies commence operations each year. Although our expansion plans are accelerating, our efforts could be slowed or even stopped by increasing consolidation in the industry.

15. **We are obligated to indemnify our board of directors, officers, employees and affiliates against certain claims, which may require us to make payments in excess of the insurance coverage we have purchased relating to such obligations.** Our Articles of Incorporation contain provisions that provide indemnification of the members of our board of directors and our officers, employees and affiliates against claims or lawsuits arising out of our activities than would apply in the absence of such provisions. We have purchased directors and officers insurance relating to our indemnity obligations in the amount of $3,000,000. Although we believe this is an adequate amount of coverage, we cannot guarantee that we will have sufficient coverage in an extraordinary case, and we will continue to evaluate whether this amount is adequate and affordable. If the insurance coverage proves insufficient, we will have to make payments which may affect our liquidity and financial results.

16. **We are relying upon exemption from Federal registration of the shares for small business offerings and upon certain state exemption from registration, and a failure to qualify for the exemptions for any reason, or any claim that we failed to comply with applicable securities laws, could result in the rescission of the sales of the shares or otherwise hinder our ability to conduct business and expand as we planned.** We intend to

offer the shares for maximum proceeds of $5,000,000, without registration under the Act, in reliance upon the exemption from registration under Regulation A promulgated under the Act. The offering will be registered or sold in reliance upon an exemption from registration under the state securities laws of each of Pennsylvania, North Carolina and Virginia. While we believe reliance upon these exemptions is justified, there can be no assurance that factors such as the manner in which offers and sales are made, the scope of disclosure provided, failures to file notices, or changes in applicable laws, regulations, or interpretations will not cause us to fail to qualify for the exemption. Failure to so qualify could result in the rescission of sales of the shares at prices higher than the current value of those shares, potentially materially and adversely affecting our financial condition and ability to implement our expansion plans. Further, even nonmeritorious claims that offers and sales of the shares were not made in compliance with applicable securities laws could materially and adversely affect our ability to conduct our ongoing business and expand it as planned.

17. **Our officers and directors, as a group, currently beneficially own approximately ~~69~~71% of our common stock prior to the offering. Assuming we raise the maximum amount in the offering, this group will beneficially own at least 20% (assuming they do not purchase any shares) and possibly more after the offering, which could give them meaningful interest in Keystone and limit your ability to influence the direction and activities of the Company.** As a group, our officers and directors own 193.817 shares of our common stock. Collectively, their investment in our common stock represents ~~69~~71% of the voting shares we have outstanding prior to this Offering. As these individuals have largely indicated their intention to participate in the proposed Offering through the Solicitation of Interest procedure we conducted in Pennsylvania in December 2004, it is possible that as a group, they will retain significant interest in Keystone, although we are making this Offering to a much wider group of potential investors, including potential investors in two other states. In consideration for their authorizing this Offering, giving up their blanket pre-emptive rights, terminating their prior services agreement with us and entering into a franchise agreement with us, our board of directors has authorized the issuance to our existing shareholders upon the completion of the Offering ~~warrants~~options exercisable for up to 20% of the issued and outstanding shares of stock. These ~~warrants~~options would be exercisable for shares of common stock at $10,000 per share for a five-year period from the date of issuance. We anticipate that many of our officers and directors will be issued a percentage of such ~~warrants~~options and, by exercising such ~~warrants~~options, increase their ownership interests. In addition, the executive compensation agreements we have with our senior officers to bind them to the Company provide for bonus compensation for officers in the form of cash or stock option awards, the grant and amount of which are tied to the Company's profit and performance. If you are not an officer or director of Keystone, your ability to influence the direction and activities of the company may therefore be limited. However, we recently expanded our board of directors from 9 to 12 members, and we anticipate filling the new vacancies with individuals who are not current shareholders of ours but who will become shareholders through this Offering. In addition, under the Amended and Restated Shareholders Agreement approved and adopted by the shareholders on April 26, 2006, the senior officers of the Company are restricted to owning, as a group, no more than 20% of the issued and outstanding voting stock of the Company, which puts a limit on their ability to control the Company. The Amended and Restated Shareholders Agreement also limits the amount of voting common stock that any shareholder may beneficially own to 9.99% of all issued and outstanding voting stock, which will also limit the officers' and directors' ability

to control the Company. Any shares of our common stock held by shareholders or senior officers in excess of these limits as a result of the Offering or the exercise of the ~~warrants~~options will be non-voting shares.

18. **Our growth plans may be hindered because some of the shares will be partially paid for by Secured Promissory Notes, which limit our access to cash proceeds.** Our proposed expansion plans, technology strategies, development of a recruiting, training and sales management program for sales personnel, consultation services and expansion of underwriting profit and growth resources could all be affected if we only raise the minimum we have set for this Offering and some of the shares are paid for by Secured Promissory Notes. If we do not gain access to enough cash proceeds to fund these plans, we will be forced to scale back our proposed expansion and other plans accordingly.

19. **Potential conflicts of interest may result from our directors' owning of interests in certain franchisees or other entities which do business with us.** All of our directors are also principals of our franchises. Duncan Financial Group, LLC, one of our franchises, ~~is also a minority member~~owns 10% of KIG Financial Services, LLC, an affiliated company with Keystone Insurers Group owning the remaining 90%. KIG Financial Services, LLC owns 95% of the membership units of Keystone Benefit Services, LLC, with the remaining 5% owned by Emerson, Reid & Company, a New York corporation. Although we provide the same services to these franchises, including Duncan Financial Group, as other franchises, conflicts of interest may arise in the future, which may affect your interest in the shares.

20. **There are potential risks to investors inherent in the mandatory redemption provisions contained in our Shareholders Agreement.** Shareholders may suffer unfavorable tax consequences due to an inability to control the timing of the taxable event due to mandatory redemption of their shares. In addition, as the redemption price is based on the annual valuation of the company pursuant to the Revised Shareholders' Agreement, mandatory redemption may result in a failure to capture share appreciation due to the time lag between the sale and most recent company valuation.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering ~~Statement~~Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

ITEM 3.

(a) Describe in detail what business the Company does and proposes to do, including what products and goods are or will be produced or services that are or will be rendered.

Keystone Insurers Group, Inc. (the "Company," "Keystone," "we" or "us") was formed in Pennsylvania on May 2, 1983 by four independent insurance agencies that had a vision of how to realize greater profits and opportunities to expand their businesses while maintaining their independence by partnering with similar, quality peers in the industry. As of 1999, we had grown to 18 stockholder agencies operating in 39 physical locations across Pennsylvania. With the exception of two stockholder agencies which sold their businesses, all such agencies are currently operating in Pennsylvania. Each of these agencies owns stock in Keystone; however, Keystone has no ownership in any of the agencies. From a financial perspective, Keystone was a "flow-through" entity with no inherent profit motive. To fund Keystone's operations, each stockholder agency paid a monthly fee and made capital contributions as necessary. (See **Subsection (k)** of this Item 3 for additional historical information on the Company.)

In 1999, further expansion opportunities were explored, including the concept of expanding Keystone across the mid-Atlantic region of the United States. As a result, a strategic business plan was developed to recapitalize the Company, convert it to a for-profit entity and file with the relevant government bodies to become a franchisor of independent insurance agencies. Subsequently, additional capital was raised internally to further develop value-added products and services. In early 2000, Keystone assembled a management team to spearhead its planned expansion. Since that time, Keystone has expanded rapidly under the franchising platform. The current stockholder agencies all agreed to surrender their services agreement and entered into franchise agreements with us and became franchises on or about March 1, 2006. We currently have ~~105~~109 franchises, with ~~72~~73 franchises in ~~108~~112 locations in Pennsylvania, ~~24~~26 franchises in ~~38~~45 locations in North Carolina and ~~9~~10 franchises in ~~14~~15 locations in Virginia. We operate as "**Keystone Insurers Group, Inc.**" in Pennsylvania and North Carolina. In Virginia, we use the name "**Keystone Insurers Services Group, Inc.**"

In September 2004, our shareholders approved a restructuring and capitalization plan for the Company. This new plan included our stockholder agencies giving up, among other things, their blanket pre-emptive rights in favor of more limited pre-emptive rights, terminating their existing services agreements with us and becoming franchises and entering into a standardized franchise agreement to govern their relationship with us. The goal of this plan was to enable all current and future agency participants and their owners to become owners of Keystone if they so desired, as well as to realize the expansion goals we had set. More specifically, the plan adopted at that time was designed to bring in enough new capital and franchises in order to accomplish the following:

- Expand our franchise network into new states;
- Facilitate development of a cost-saving and productivity-enhancing technology platform for the benefit of our franchises;
- Expand internal resources necessary to maximize underwriting profitability and sustain growth;
- Undertake the development of a systematic and sustainable recruiting, training and sales management program for property and casualty and financial services sales personnel;

- Develop additional consultation services and resources to assist franchises with managing their agencies and supporting internal perpetuation strategies; and

- Acquire businesses that complement our core business methodology and expand resources we make available to our franchises.

Our relationship with the shareholders is governed by the Amended and Restated Shareholders Agreement dated June 22, 2005 (the "Shareholders Agreement"). Each of our operating stockholder agencies has entered into a franchise agreement with us, substantially in the form filed as Exhibit 7 to the Offering Statement of which this Offering Circular is a part (the "Revised Franchise Agreement").

This Offering will provide the necessary funding to implement our expansion plans. In addition, this Offering will result in a significant restructuring in the ownership and operation of Keystone and its franchises and spread the ownership of the Company among our franchises, which will make it more difficult for someone to hostilely take over the Company. The new franchises which became or will become our franchises in or after October 2005 will be governed by franchise agreements (the "Revised Franchise Agreements") different from the franchise agreements existing before October 2005 (the "Existing Franchise Agreements"). If existing franchises which are governed by the Existing Franchise Agreement choose to purchase shares in the Offering, they will enter into the Revised Franchise Agreement with us. If they choose not to purchase shares, they will operate under the terms of the Existing Franchise Agreements until the expiration of such Existing Franchise Agreements. If they choose not to enter into a new franchise agreement with us at that time, they will terminate their relationship with us. The Existing Franchise Agreements each has a term of 10 years and the Revised Franchise Agreements each has a term of 5 years. The differences between the Existing Franchise Agreements and the Revised Franchise Agreement are summarized in the table at the end of Item 3(b) in this Offering ~~Statement~~Circular.

In summary, upon the completion of this Offering, the following changes will take place:

- Each of our franchises which elects not to buy shares of the Company in the Offering will remain as a franchise under the terms of their existing franchise agreement with us. Their relationship with the Company will continue to be governed by their existing franchise agreements. The franchise operating under the Existing Franchise Agreement may upon the expiration of the Existing Franchise Agreement enter into the franchise agreement being offered at such time or terminate its relationship with us.

- Each of our franchises which elects to buy shares of the Company in the Offering will enter into the Revised Franchise Agreement, if they have not already done so, substantially in the form filed as Exhibit 7 to the Offering Statement of which this Offering Circular is a part. If they are governed by the Existing Franchise Agreements before the offering, their franchise agreement with us will be terminated. They will also enter into the Amended and Restated Shareholders Agreement dated June 22, 2005 among the shareholders of the Company (the

"Shareholders Agreement"), which will regulate their ownership of the shares. A copy of the Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a part.

Services

We offer additional services and products to our franchises through our ownership and/or affiliation with the following entities (See **Sources of Revenues** below for fuller description of our subsidiaries and affiliates):

- Through Keystone Risk Managers, LLC, a Pennsylvania limited liability company, we offer risk management and placement services to our franchises to broaden their offerings to their medium and large sized commercial clients. We own 100% of the membership units of Keystone Risk Managers.

- Through KIG Financial Services, LLC, a Pennsylvania limited liability company, we assist our franchises in selling financial services products, help them to obtain access to financial services markets and assist them in recruiting, hiring and training financial services sales personnel. We own 90% of the membership units of KIG Financial Services. The remaining 10% of KIG Financial Services is owned by Duncan Financial Group, LLC, a Pennsylvania limited liability company and a Keystone franchise, which is also a shareholder of the Company. The Duncan Financial Group, LLC has no other affiliation with the Company beyond the noted ownership interest.

- Through Keystone Benefits Services, LLC, a Pennsylvania limited liability company, we offer individual and group medical benefits products currently only in Pennsylvania for our franchises to sell. We anticipate that Keystone Benefits Services will follow our expansion into other states and provide its products and services to all of our franchises in all states in which Keystone is active. KIG Financial Services owns 95% of the membership units of Keystone Benefits Services. The remaining 5% of Keystone Benefits Services is owned by Emerson, Reid & Company, a New York corporation which has no other affiliation with the Company beyond the noted ownership interest.

In addition, we have an ownership interest in Keystone Capital Investors, LLC, a Pennsylvania limited liability company.

- Through Keystone Capital Investors, Pennsylvania franchises who invest in Keystone Capital Investors are able to market and sell insurance products offered by Keystone National Insurance Company, Inc., a Pennsylvania stock property and casualty company ("KNIC"). Keystone Capital Investors is owned 4.69% by Keystone and the remainder by our Pennsylvania franchises. Keystone Capital Investors owns 49% of the capital stock of KNIC, which is rated A- by A.M. Best Co. The remaining 51% of KNIC is owned by Tuscarora Wayne Group, Inc., a subsidiary of Tuscarora Wayne Mutual Insurance Company located in Wyalusing, Pennsylvania. Tuscarora Wayne Group, Inc. has no other affiliation with the

Company beyond the noted ownership interest. At this time, KNIC's insurance products are exclusively marketed by our Pennsylvania franchises that are investors in Keystone Capital Investors. We anticipate that Keystone Capital Investors and KNIC will follow our expansion into other states and provide additional investment and marketing opportunities to all of our franchises in all states in which Keystone is active.

Business Model

Our management believes that our franchise model is successful because our Company is owned by our franchises and employees and our franchises are carefully selected independent insurance agencies that are owned by their principals, not by us. We believe this model enables our franchises to preserve their entrepreneurial natures while also maximizing the benefits of belonging to a larger, consolidated entity. The principals of these franchises are motivated to maximize their sales volumes, business reputations and market shares because they are the owners of their businesses and they retain the vast majority of the rewards of their efforts while providing direction for the Company and receiving the benefits of belonging to a growing network that provides them with many more value-added services than they could obtain or achieve on their own. Further, to our knowledge, we are the only entity of our kind that is wholly and exclusively owned by our franchises and our employees.

Our role as the franchisor and initiating aggregator of our independent insurance agency franchises is to gather and evaluate the business ideas and strategies generated by our franchises and to hone and implement those ideas and strategies that will most benefit the franchise network as a whole. We seek to provide our franchises a sufficient breadth of products, services and opportunities to allow them to remain independently owned and operated into perpetuity. More specifically, we provide our franchises, without limitation, the following services:

- negotiation, maintenance and administration of agreements between Keystone and various national and regional property and casualty insurance carrier companies and financial services carrier companies (**"Keystone Carrier Contracts"**) (copies of the Keystone Carrier Contracts are filed with the SEC as Exhibit 9(a) to the Offering Statement of which this Offering Circular is a part);
- relationship management between our franchises and the insurance carriers and financial services carriers;
- the opportunity to access quality insurance and financial services carriers;
- exclusive property and casualty programs;
- loss ratio and growth management services;
- the limited, conditional right to use our trademark and trade name to promote their services;

- the use of our operating system;
- the right to purchase certain goods and services from suppliers with whom we have negotiated discounted prices;
- access to superior premium financing services; and
- access to our total suite of services available through our subsidiaries.

Many of the Keystone Carrier Contracts we negotiate are between us and the insurance carriers, but we may also negotiate and facilitate such agreements between the carriers and our subsidiaries, KIG Financial Services, Keystone Risk Managers and Keystone Benefit Services. We provide our franchises full access to all of our subsidiaries and their products and services, although our franchises are not required to use these products and services.

We do not sell any insurance products under the Keystone Carrier Contracts. These contracts are negotiated for the benefit of our franchises and our subsidiaries. We do, however, reserve the right to do so and we have, from time to time, written business directly through our subsidiaries to clients.

At present, we have entered into approximately 46 contracts with insurance carriers, either directly or through our subsidiaries. Our five largest Keystone Carrier Contracts by volume of business underwritten consist of contracts with Penn National, St. Paul Travelers Insurance Company, Harleysville Insurance Co., Auto Owners, and Progressive. Keystone franchises placed over $182 million in premiums with just these five companies in 2005. These contracts generally (i) give us authority to represent the insurance carrier and sell their products and services, (ii) as a condition to such authority, require that we are a licensed insurance agent, and (iii) provide compensation and/or commission to ~~us.~~ our franchises.

Sources of Revenues

We earn our revenues through: franchise fees (initial licensing and ongoing monthly fees); percentages of profit sharing and bonuses earned by our franchises; insurance carrier expense reimbursement fees; financial services and program fees; as well as royalties on products, services and advertising purchased by or through us for our franchises. We may also receive non-monetary compensation, including promotional packages provided by insurance carriers, such as tours. These items are not reflected in the financial statements because they are generally allocated to franchises and generally not used by the issuer, although we have the right to retain them under the franchise agreements. To the extent that these items would be used by management, they would be included in management compensation and reported on their tax returns.

Under the Keystone Carrier Contracts, the insurance agencies are required to remit to the insurance carriers portions of premiums they collected, and we are responsible for remitting such portions of premiums if a franchise fails to do so. We have never had to make any such payment in the past. We have in place various precautions against such default payment. For example, we scrutinize the agencies' financial statements ~~prepared by independent accountants~~ both before and after admitting them into the franchise. We also obtain a security interest in the assets of the franchise when they become our franchise.

In 2005, we derived our revenues from the following sources:

- 29.8% from franchise licensing and monthly fees;
- 22.8% from profit sharing and bonuses;
- 42.0% from insurance carrier expense reimbursement and program fees;
- 1.3% from royalties on products, services and advertising; and
- 4.1% from profits generated by our subsidiaries.

Keystone Risk Managers, LLC

Our wholly-owned subsidiary Keystone Risk Managers provides property and casualty insurance products and risk management services to large commercial clients internationally. Keystone Risk Managers provides these services on behalf of itself and our franchises. Keystone Risk Managers also attracts, negotiates, maintains and administers agreements with property and casualty insurance carriers that are unique to Keystone Risk Managers and are not available through the Company and its other subsidiaries. Franchises may access these carriers and their products on an account-by-account basis, upon meeting certain qualifications.

Franchises are able to utilize Keystone Risk Managers' services for their businesses, but are under no obligation to do so. Franchises engage Keystone Risk Managers under terms and conditions negotiated solely between each franchise and Keystone Risk Managers.

KIG Financial Services, LLC

We own 90% of the membership units of KIG Financial Services. Duncan Financial Group, LLC, a Pennsylvania limited liability company, owns the remaining 10%. Duncan Financial Group is Keystone franchise and a shareholder of the Company. Duncan Financial Group adds value to KIG Financial Services through its staff of ~~four~~three (~~4~~3) certified financial planners, two (2) certified public accountants, ~~one~~two (~~1~~2) charter life insurance ~~underwriter and one (1~~underwriters, two (2) estate planning ~~attorney~~attorneys and one (1) chartered financial consultant. Duncan Financial Group's licensed securities brokers work through their affiliation with Tower Square Securities, Inc., a licensed securities products broker-dealer, to provide KIG Financial Services participants access to the securities market.

KIG Financial Services attracts, negotiates, maintains and administers agreements with financial services providers for the benefit of our franchises and their clients. In addition, KIG Financial Services recruits, trains and provides initial management of financial services sales personnel, and facilitates financing arrangements for such producers, to our franchises. All financing negotiations transpire directly between the franchise and the lender once KIG Financial Services has made the initial introductions. KIG Financial Services also acts as a facilitator to franchises, enabling them to access more complex financial services products for their clients. Franchises are able to utilize KIG Financial Services in their businesses, but are under no obligation to do so.

Keystone Benefits Services, LLC

KIG Financial Services owns 95% of the membership units of Keystone Benefits Services. Emerson, Reed & Company, a New York corporation, owns the remaining 5%. Emerson, Reed & Company is a subsidiary of USI Holdings Corporation, a publicly traded insurance and financial services company located in New York City. We formed Keystone Benefits Services in 2005 to enhance our franchises' abilities to market individual and group medical benefits products to their clients. Keystone Benefits Services currently provides our Pennsylvania franchises access to a wide range of medical benefits products, although it is our intent to extend those services to franchises in all the states in which we operate. In addition, Keystone Benefit Services will attempt to attract, negotiate, maintain and administer agreements with individual and group medical insurance carriers that are unique to Keystone Benefits Services and that are not available through Keystone or its other subsidiaries.

Our franchises are under no obligation to use the services of Keystone Benefits Services and may acquire individual and group medical benefits products for their clients through other avenues.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

From 1983 to 1999, we served as an umbrella entity that provided substantially the same services we provide today for our franchises, but we did not pursue our own independent profit motives; rather, we existed primarily as a break-even entity, passing through all of our profits to our stockholder agencies (who were our shareholders) and funding our operations by billing our costs to these stockholder agencies. (See **Subsection (k) of this Item 3** for additional information on the Company's history.)

In 1999, we began implementing a plan to franchise our services to independent insurance agencies on a for-profit basis. This strategy represented a shift in Keystone's ideology and purpose, and is our primary business model today. By franchising our services and achieving profitability, we are able to provide more and better services and products for our franchises.

Today, we grant franchise licenses to independent insurance agencies. Each franchise is run in accordance with the terms of a franchise agreement entered into by and between the franchise and Keystone. Our franchise operations are regulated by the Federal Trade Commission (the "FTC") and, where applicable, state franchise operations commissions. We are required to maintain an updated Uniform Franchise Offering Circular according to FTC regulations, as well as the regulations of each state in which we operate our franchise model. A copy of the Uniform Franchise Offering Circular is filed as Exhibit 8 to the Offering Statement of which this Offering Circular is a part. We are currently authorized to conduct franchise operations in ~~Pennsylvania~~Indiana, Maryland, North Carolina, Pennsylvania and Virginia~~ and Maryland~~. (We have not entered Maryland at this time and we do not envision doing so in the near future.) (We intend to enter Indiana by the end of 2006). Each franchise operates as an independently owned and operated insurance agency. Under the Uniform Franchise Offering Circular and the Franchise Agreement, each insurance carrier with which we enter into a Keystone Carrier Contract controls the powers of appointment and licensing under such contracts. This means that not every franchise obtains the authority to sell insurance products and services from all of the insurance carriers with whom we have negotiated a Keystone Carrier Contract. We choose the carriers with whom we enter into Keystone Carrier Contracts at our sole discretion.

Due to our unique aggregation strategy, our success requires that, over a reasonable period of time, all of our franchises ~~must~~ have the majority of their written premiums placed with the insurance carriers with whom we have negotiated Keystone Carrier Contracts. Our goals for the percentages of premiums franchises place with the insurance carriers with whom we have negotiated Keystone Carrier Contracts, and our timelines for achieving these percentages, vary from state to state (although for those existing franchises who invest and shareholders who have accepted the Revised Franchise Agreement, the time periods and percentages will be uniform regardless of the state in which they are domiciled) and are determined based upon our length of time in the state, our breadth of presence in the state and the franchises' volumes of written premiums at the time of contracting with us.

Subject to the restrictions described above, each franchise may choose to place its insurance business and premiums with other insurance carriers and sell the insurance products of those other insurance carriers, without any restrictions imposed by us, and without requiring our approval, so long as any such insurance carrier does not have a Keystone Carrier Contract with us. In the event that any such insurance carrier has or enters into a Keystone Carrier Contract with us, the franchise must terminate its agreement with that carrier and operate under the Keystone Carrier Contract we negotiate with that carrier. Copies of Keystone Carrier Contracts are filed as Exhibit 9(a) to the Offering Statement of which this Offering Circular is a part.

Fees from franchises. In exchange for our services, we receive various fees from our franchises. These fees include the following:

- a one-time initial franchise licensing fee, ranging from $5,000 to $20,000, depending upon the state and our presence and maturity in that state;

- a monthly fee based upon the franchise's aggregate gross written premiums as of the prior year's end, which is calculated by us annually each May;
- an aggregate profit sharing fee of 2%, based upon the contingent commissions we receive from insurance carriers;
- an individual franchise "Profit Improvement Program" fee, if applicable, which is based upon successive years of non-profitability of a franchise's results with an insurance carrier, and which ranges from 0% to 40%;
- an individual profit sharing distribution fee, based upon the franchise's premium volumes and adjusted loss ratio with each insurance carrier with whom we have a Keystone Carrier Contract, which ranges from 0% to 15%;
- a growth bonus distribution fee, which is based upon a franchise's growth ranking as compared to the results of all other franchises with a particular insurance carrier (5% for the top third of franchises, 10% for the second third and 15% for the bottom third experiencing the lowest growth rate with the carrier);
- 15% on other bonuses we negotiate, which are not primarily based on profit or growth; and
- fees relating to discounted products or services we negotiate for our franchises. In certain circumstances, we may receive a royalty on the products or services purchased by our franchises from these providers. These royalties are paid by the provider and are not the responsibility of the franchise. We do not require franchises to purchase any products or services from these designated providers.

Those franchises that purchase shares in this Offering, if governed by the Existing Franchise Agreements, will be required to terminate their Existing Franchise Agreements with us and to enter into the Revised Franchise Agreement. They will not be required to pay the initial franchise licensing fee. Those franchises that do not invest in this Offering will continue to operate under their existing franchise agreements until they expire according to their terms, or those franchises may elect to enter into the Revised Franchise Agreement. Upon expiration, these franchises will enter into the franchise agreement in place at that time or terminate their relationship with us.

Payments from Insurance Carriers. We also receive revenues directly from insurance carriers with whom we have negotiated Keystone Carrier Contracts. In certain circumstances, we receive expense reimbursement fees from these carriers. We negotiate these fees for our exclusive benefit. These fees may represent a percentage of the premiums written by our franchises or a lump-sum payment, and are paid to us in consideration for the extensive marketing, growth, profitability and relationship management services we provide the carriers through our franchise network.

In addition, insurance carriers sometimes reward us with non-monetary compensation for meeting or exceeding certain performance objectives. Although we have the right under our franchise agreements to retain any such non-monetary compensation from insurance carriers with whom we have negotiated Keystone Carrier Contracts, we have in the past distributed any such non-monetary compensation to our franchises. In the case where any such non-monetary compensation has been given by a carrier solely due to the efforts of a particular franchise, we are required under the franchise agreements to distribute that non-monetary compensation to the franchise.

Payments from Keystone Risk Managers. We derive revenues from the profits generated by Keystone Risk Managers. Keystone Risk Managers' revenues are determined from the sales, marketing and risk management services it provides to its own clients and to those of our franchises. These revenues represent a commission or a split of commissions that are negotiated directly between Keystone Risk Managers and its clients and our franchises that utilize the services of Keystone Risk Managers based on the amount of work involved. For the year ended December 31, 2005, Keystone Risk Managers earned $87,066 in profits from the provision of its services to our franchises.

Payments from KIG Financial Services. We derive revenues from the profits generated by KIG Financial Services. In the years 2002-2007, the KIG Financial Services' profits and losses will be shared equally with Duncan Financial Group. Beginning in 2008, Duncan Financial Group's share of the profit/loss split with KIG Financial Services will decrease 10% annually, with Keystone receiving the remaining portion of the profits/losses of KIG Financial Services, until 2011, at which time Duncan Financial Group's share of KIG Financial Services' profits/losses will be 10%. Duncan Financial Group's share will remain at 10% per annum thereafter, with Keystone receiving 90% of the operating profits and losses of KIG Financial Services.

KIG Financial Services derives its revenues from expense reimbursement fees from the insurance carriers with whom it has entered into a Keystone Carrier Contract, from the profits generated by its subsidiary Keystone Benefits Services, from a 15% fee it charges on any bonuses it receives, and from splits on commissions generated by the sales of its products and services made by our franchises in certain circumstances. The price of the products and services are negotiated individually based on the amount of work involved. For the year ended December 31, 2005, KIG Financial Services earned $106,398 in profits from the sale of products and services to our franchises.

Revenues from Keystone Benefits Services. We derive revenues (through KIG Financial Services) from the expense reimbursement Keystone Benefits Services negotiates with the insurance carriers with whom it has a Keystone Carrier Contract. These fees are based upon the aggregate production generated by our franchises and upon Keystone Benefits Services meeting or exceeding certain performance standards set by the insurance carrier. In addition, Keystone Benefits Services retains a percentage of any bonus or contingency it receives.

We converted our original stockholder agencies into franchises on or about March 1, 2006. All of the stockholder agencies who were our shareholders of record as of June 22, 2005 have terminated their existing services agreements with us and have signed the Revised Franchise Agreement entered into by all franchises that purchase shares in this Offering.

The main differences between the Existing Franchise Agreement and Revised Franchise Agreement are in the structure and calculation of the fees that the franchisees are required to pay. The table below shows comparison of the fees charged under the two agreements.

	Existing Franchise Agreement	Revised Franchise Agreement	
Monthly Service fee	The greater of (1) $200 per month, or (2) the aggregate total of the following divided by 12: (x) .50%, if the 80% Premium Placement Requirement option is chosen, or .60% if the 90% Premium Placement Requirement option is chosen, of the first $1,500,000 of the franchisee's Gross Written Premium in common with Keystone, plus (y) .25% of the franchisee's Gross Written Premium in common with Keystone greater than $1,500,000 but less than $2,500,000, plus (z) .10% of the franchisee's Gross Written Premium in common with Keystone equal to $2,500,000 and greater. If the franchisee fails to meet its Premium Placement Requirement when due, the monthly service fee is increased by 25% of its then current monthly service fee but in no event will its monthly service fee exceed $1,250. If the Premium Placement Requirement is not met, then a 10-25% penalty is applicable.	The Monthly Service Fee is determined in accordance with the table below and is based on the franchisee's Gross written Premium during the immediately preceding calendar year.	
		Gross Written Premium	**Monthly Fee**
		<$1 million	$500
		$1 – 2 million	$600
		>$2 – 4 million	$700
		>$4 – 6 million	$800
		>$6 – 8 million	$900
		>$8 – 10 million	$1,000
		>$10 – 12 million	$1,050
		>$12 – 14 million	$1,100
		>$14 – 16 million	$1,150
		>$16 – 18 million	$1,200
		>$18 – 20 million	$1,250
		>$20 – 22 million	$1,300
		>$22 – 24 million	$1,350
		>$24 – 26 million	$1,400
		>$26 – 28 million	$1,450
		>$28 – 30 million	$1,500
		>$30 – 32 million	$1,550
		>$32 – 34 million	$1,600
		>$34 – 36 million	$1,650
		>$36 – 38 million	$1,700
		>$38 – 40 million	$1,750
		>$40 – 42 million	$1,800
		>$42 – 44 million	$1,850
		>$44 – 46 million	$1,900
		>$46 – 48 million	$1,950
		>$48 – 50 million	$2,000
		>$50 million	Add $50 per $2 million of Gross Written Premium. If the Premium Placement Requirement is not met, then a 10% penalty is applicable.
Aggregate Profit Sharing Distribution	2% of the total profit sharing funds received from each Keystone Insurance Carrier.	2% of the total profit sharing funds received from each Keystone Insurance Carrier.	

<table>
<tr>
<td>Profit Improvement Penalty</td>
<td>N/A.</td>
<td>If the franchisee is unprofitable with a carrier regarding profit sharing it shall pay a penalty to Keystone as follows. In the first year, the Profit Improvement Penalty will be collected by Keystone and 100% reallocated to profitable franchisees with that particular carrier in accordance with Individual Profit Sharing Distribution fees. 50% of all Profit Improvement Penalties collected for the second and subsequent year(s) of unprofitability will be reallocated to profitable franchisees in accordance with Individual Profit Sharing Distribution fees, 50% will be retained by Keystone and not reallocated to franchisees. These fees will be used by Keystone to advance the objectives of Keystone's profit and growth division. The Board of Directors of Keystone may in its sole discretion exempt a franchisee or carrier from the profit sharing penalty.
<table>
<tr><td>Loss Ratio</td><td>55.1% - 60%</td><td>60.1%-65%</td><td>65.1%-70%</td><td>70.1%-75%</td><td>75.1%-100%</td><td>100.1% and greater</td></tr>
<tr><td>1st year of unprofitability</td><td>5%</td><td>10%</td><td>15%</td><td>20%</td><td>25%</td><td>40%</td></tr>
<tr><td>2nd and subsequent year(s) of unprofitability</td><td>10%</td><td>20%</td><td>30%</td><td>40%</td><td>50%</td><td>80%</td></tr>
</table>
</td>
</tr>
<tr>
<td>Individual Profit Sharing Distribution Fee</td>
<td>(x) 15% of the franchisee's Individual Profit Sharing Distribution, if the franchisee's total annual written premium with the Keystone Insurance Carrier is equal to $200,000 or less; (y) 5% of the franchisee's Individual Profit Sharing Distribution, if its total annual written premium with the Keystone Insurance Carrier is greater than $200,000 and its Loss Ratio with such Keystone Insurance Carrier is greater than 30%; or (z) no fee is owed if the franchisee's total annual written premium with the Keystone Insurance Carrier is greater than $200,000 and your Loss Ratio with such Keystone Insurance Carrier is equal to 30% or less.</td>
<td>Individual Profit Sharing Distribution Fee is based on the franchisee's Adjusted Loss Ratio and/or franchisee's Gross Written Premium. If the franchisee's Gross Written Premium is less than or equal to $200,000 the Individual Profit Sharing Distribution Fee is 15% of the franchisee's Individual Profit Sharing Distribution. If the franchisee's Gross Written Premium is greater than $200,000 the Individual Profit Sharing Distribution Fee is determined in accordance with the following table:
<table>
<tr><th>Adjusted Loss Ratio</th><th>Individual Profit Sharing Distribution Fee</th></tr>
<tr><td><40%</td><td>0%</td></tr>
<tr><td>40% - 50%</td><td>2.5%</td></tr>
<tr><td>>50% - 60%</td><td>5.0%</td></tr>
<tr><td>>60%</td><td>7.5%</td></tr>
</table>
Individual Profit Sharing Distribution Fees are applied to the franchisee's final distribution after application of Profit Improvement Penalties, if any.</td>
</tr>
</table>

Bonus Distribution Fee	15% of the franchisee's Individual Bonus Distribution; 15% of the franchisee's Individual Growth Bonus Distribution.	15% of the franchisee's Individual Bonus Distribution for all bonuses other than growth related bonuses. 15% of the franchisee's Individual Bonus Distribution if its premium growth with a Keystone Insurance Carrier is in the bottom 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier; 10% if the franchisee's premium growth with a Keystone Insurance Carrier is in the middle 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier; 5% if the franchisee's premium growth with a Keystone Insurance Carrier is in the top 1/3 of all franchisees who have appointments with that carrier and experience growth with that carrier.
Financial Services Commission	An amount equal to 15% of the franchisee's gross commission earned on all premiums placed with each Keystone Insurance Carrier on the sale of financial services products.	An amount equal to 15% of the franchisee's gross commission earned on all premiums placed with each Keystone Insurance Carrier on the sale of financial services products, unless paid by the carrier in the form of expense reimbursement.
Annuities Fee	15% of the franchisee's production bonuses (excluding commissions) earned on the sale of annuities.	15% of the franchisee's production bonuses (excluding commissions) earned on the sale of annuities.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of the competitors' products or services, including a description of any variations in price or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Since we commenced operations in 1983, we have observed a significant increase in the number of insurance agency aggregators nationally. While we believe that our business model is unique, due to the fact that our shares are held exclusively by our franchises, their principals and employees, entities controlled by their principals and our employees, there are many entities competing with us in the aggregation of independent insurance agencies. These competitors use a variety of business platforms, including outright purchases of independent agencies, clustering independent agencies, and master general agent arrangements. In Pennsylvania, North Carolina-~~and~~, Virginia and ultimately in Indiana, we compete or will compete with several nationally known aggregators such as BB&T (Branch Banking & Trust Company), Wachovia Bank, NA, Brown & Brown, Inc., Strategic Independent Agents Alliance (SIAA) and The Iroquois Group.

Following is a summary of the relative size and financial and market strengths of the above-referenced competitors.

BB&T: BB&T is the nation's 10th-largest financial holding company with assets of over $102 billion. BB&T and its subsidiaries offer full-service commercial and retail banking and additional financial services such as insurance, investments, retail brokerage, corporate finance, treasury services, international banking, leasing and trust. BB&T operates more than 1,400 branches in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Indiana and Washington, D.C. The company is the largest business lender in the Carolinas and is the largest mortgage lender in North Carolina and West Virginia.

Wachovia Corporation: Wachovia Corporation is a diversified financial services company that provides a broad range of banking, asset management, wealth management, and corporate and investment banking products and services. They are one of the largest providers of financial services in the United States, operating as Wachovia Bank in 15 states from Connecticut to Florida and west to Texas, and serving retail brokerage clients under the name Wachovia Securities nationwide as well as in five Latin American countries. They also serve investment banking clients in selected industries nationwide, and provide global services through 40 offices around the world. Total assets are $532 billion.

Brown & Brown, Inc.: Headquartered in Daytona Beach and Tampa, with origins dating back to 1939, Brown & Brown, Inc. was incorporated under the laws of the state of Florida in 1959. The Company is a publicly owned corporation with its stock traded on the New York Stock Exchange under the symbol BRO (NYSE:BRO). Brown & Brown has grown and expanded to the point that it is currently ranked as the seventh largest independent insurance intermediary organization in the U.S., and the eighth largest such firm in the world (based on the July 2005 ranking by Business Insurance magazine). The Company markets and sells primarily property/casualty insurance and employee benefit products and services. Brown & Brown and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, and managed health care programs. They also provide service to business, public entity, individual, trade and professional association clients nationwide. Total assets are $1.25 billion.

Strategic Independent Agents Alliance: SIAA is an international, independent insurance agency network. They are comprised of larger master agencies and local independent agencies, as well as direct writers, captives, producers and life and financial service agents who become independent strategic participants in their master agency network. They offer commission and profit sharing override opportunities to smaller, independent agencies who want to be competitive and remain independent. Currently, SIAA operates in 48 United States and Canada, has more than $3.7 billion in premium volume and comprises more than 1,800 independent agencies.

Iroquois Group: Iroquois is a family owned and operated Insurance Network headquartered in upstate New York. Through a series of partnerships, Iroquois has expanded to over 1,400 members in 30 states. The focus of Iroquois is to bring together small and midsized agents and the markets they need on an economical basis. Total annual premium volume is $160 million; annual revenues are in excess of $23 million.

Trends

Over the past 25 years, the independent insurance agency system has undergone significant consolidation at both the agency and insurance carrier level. Each year, the number of insurance carriers conducting purely independent operations continues to decline. This trend is due to the highly competitive insurance marketplace and the necessity of having economies of scale, product breadth and increasing efficiencies. This trend creates more strain on insurance carriers' distribution systems, with independent insurance agencies often losing out as they are able to represent fewer and fewer insurance carriers and forced to compete against larger agencies and alternative distribution strategies, thereby reducing the opportunities they can provide to their clients and thus reducing their profits. This trend, along with other economic factors, has contributed to the need for independent insurance agencies to look for ways to improve their efficiencies, create economies of scale and secure a broad stream of products and services to provide their clients in order to remain independently owned and operated. The industry is therefore ripe for a variety of aggregation strategies, and we believe it is likely that insurance agency aggregation will continue to expand through the industry, resulting in larger entities all vying for clients and insurance carrier attention.

Competition

We compete with other insurance aggregators in attracting and obtaining independent insurance agencies to participate in our franchise model. During the last four years in particular, the concept of insurance aggregation has rapidly expanded, with a variety of business models coming into existence and competing with us. This trend creates an environment in which more aggregators are competing for a pool of independent insurance agencies that is slowly diminishing as aggregation occurs nationwide. This concept of diminishing numbers of independent agencies may impact our growth in the long run, but is not likely to be a factor that will materially impact our planned growth in the near future, however, because the Independent Insurance Agents and Brokers of America has reported that there are currently 39,000 independent insurance agencies in the U.S. What is not known is how many of these agencies are already part of a franchise or other aggregated network.

We have been very successful in our insurance agency aggregation strategies, with a 99.99% retention of our agencies over the past 23 years. We have only actually disengaged from one franchise over our 23 years of operations. We compete on the bases of business reputation, ownership participation in Keystone, scope of services, allowing our participants to remain independently owned and operated, and our historic ability to implement the ideas and strategies of our agency participants. We believe that these factors promote an environment in which our franchises can be more successful than any one of them could be on its own, due in part to the fact that our franchises are the owners of our stock.

Note: Because this Offering ~~Statement~~Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its markets or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as be advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We market our franchise opportunities through several avenues. We rely most heavily upon referrals from existing franchises, but we augment that word-of-mouth advertising with print marketing, ads and targeted mailings. Each of our franchises acquires a limited license to use our trademarks to help them to market their own services, which also results in them marketing our services as well.

We seek existing independent insurance agencies that have demonstrated successful business operations over a substantial period of time, have favorable business reputations, strong ethics and share our philosophy of remaining independent while achieving greater opportunities through partnership with similar, quality peers.

We employ a number of other strategies to increase our market share. Our senior management team was built by attracting talented and experienced people in the industry. Our five senior officers all have significant experience in the industry, with experience in running successful insurance companies and agencies, and, in some cases, having worked in the insurance agency aggregation business. Two senior management executives with significant experience in the industry concentrate on working with independent agencies to encourage them to participate in our franchise system. All of our senior officers are actively engaged in marketing our franchise opportunities and services, as well as the services of our subsidiaries.

We also maintain a web site located at http://keystoneinsgrp.com, which explains our business to prospective franchises and the public. The secured section of our web site provides extensive educational, communication and marketing resources for our franchises.

(e) State the backlog of written firm orders for products and/or services as of a recent date and compare it with the backlog of a year ago from that date.

We do not have a backlog of written firm orders for our services; our business model does not produce such backlogs.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any collective bargaining agreements. If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have ~~21~~twenty-two (22) full-time and two (2) part-time employees. Five (5) of the full-time employees are senior officers, including our President and Chief Executive Officer. ~~Nine~~Seven (7) are middle managers, and ~~seven~~ten (10) are administrative employees. The two (2) part-time employees are administrative personnel. None of our employees are subject to a collective bargaining agreement. Upon the completion of this Offering, we intend to hire five additional full time employees and one additional part-time employee to execute our expansion strategy. We also intend to develop an incentive plan upon the completion of the Offering to incentivize our middle managers. Our employee benefit plan includes:

(1) Long Term Care plan with Transamerica Occidental Life Insurance. Participation is optional and 100% paid for by employees;

(2) Dental plan with Principal Financial Group. Participation is optional and 100% paid for by employees;

(3) 401(k) plan with Travelers Life and Annuity. Employer provides 3% contribution on gross wages and employee contributions are discretionary and tax-deferred;

(4) Individual Life plan with Cincinnati Life Insurance Company, which provides term life insurance coverage. Participation is optional and 100% paid for by employees;

(5) Group Health plan with Blue Cross, which provides full medical benefits with no deductible and with the option of single, family or parent/child coverage. The employee contribution is 24% of the employer cost;

(6) Group Life/Disability plan with Harleysville Insurance Company, which provides life insurance coverage of 1.5 times salary for corporate staff and 2 times salary for owners/officers, up to $200,000 maximum, and long term disability coverage of two-thirds of salary up to age 65 with a maximum of $10,000 per month;

(7) Eight paid holidays per year, plus one floating holiday; and

(8) Paid vacation days, which vary by position and length of services.

(g) Describe generally the principal properties that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our corporate headquarters is situated on 14.5 acres of land that we own located at 1995 Point Township Drive in Northumberland, Pennsylvania. Our office facility consists of 7,333 square feet of operating space. We purchased the property in November 2002 by securing a conventional mortgage in the principal amount of $495,000. A second mortgage in the principal amount of $100,000 was secured to fund building renovations and modifications. These outstanding mortgage balances as of ~~December 31, 2005~~June 30, 2006 were $~~450,953~~442,962 and $~~83,064,~~79,509, respectively.

Our franchises independently either own or rent their own office spaces. We have no current plans to acquire any real property.

(h) Indicate the extent to which the Company's operations depends or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including the use of any confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We own the following four Federal trademark registrations:

- Mark: KEYSTONE INSURERS GROUP
  Registration No.: 2,392,852
  Registration Date: October 10, 2000
  Services: Insurance agencies and insurance brokerage services
  (Insurance Class 036).

- Mark: KEYSTONE INSURERS GROUP AND DESIGN
  Registration No.: 2,391,074
  Registration Date: October 3, 2000
  Services: Insurance agencies and insurance brokerages services
  (Insurance Class 036).

- Mark: KEYSTONE INSURERS GROUP
  Registration No.: 2,540,964
  Registration Date: February 19, 2002

Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages
(Insurance Class 035).

- Mark: KEYSTONE INSURERS GROUP AND DESIGN
  Registration No.: 2,540,977
  Registration Date: February 19, 2002
  Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages
  (Insurance Class 035).

We own the following pending Federal trademark application:

- Mark: KIG
  Registration No.: n/a
  Registration Date: n/a
  Application No.: 78/580,534
  Filing Date: March 4, 2005
  Services: Franchising, namely, offering technical assistance in the establishment and operation of insurance agencies and brokerages (International Class 035); insurance agencies and insurance brokerage services (International Class 036).

In response to a non-final Action from the trademark office regarding trademark application number 78/580,534, Keystone amended the application. Keystone received a notice from the trademark office indicating that the trademark office records have been searched and no similar registered or pending mark has been found that would bar registration. Keystone expects the application to result in a federal trademark registration.

We license a limited right to use our trademarks to our franchises. Our franchise agreements and our operating manual contain specifications regarding the proper use of our trademarks. All licenses are non-exclusive.

We are not currently involved in any pending or threatened litigation regarding our trademarks. However, we have identified a company that is using a mark in connection with its insurance and financial services business that we believe is infringing one of our trademarks. We have contacted this company regarding this matter, and we are currently negotiating to settle this matter. However, we reserve the right to file a lawsuit to protect our rights in our trademark if our negotiations are unsuccessful.

We do not own any issued patents or copyright registrations.

We protect our confidential information by having all of our senior officers sign non-piracy/confidentiality agreements with us that require that these employees keep our sensitive information confidential. We generally do not disclose confidential information to any employees other than our senior officers. Upon termination from Keystone, employees must account for and return all confidential materials they have in their possession.

(i) If the Company's business, products, or properties are subject to material regulation by federal, state or local governmental agencies, indicate the nature and extent of regulations and its effects or potential effects upon the Company.

Our business is dependent upon the health of the insurance agency business and the insurance industry as a whole. The insurance industry and insurance agents are subject to complex and broad regulation and supervision by state insurance authorities, primarily. State insurance authorities supervise the licensing of insurance agents and brokers and regulate the handling and investment of insurance customer funds. In order to continue to derive revenues from our franchises, we must depend upon the franchises to comply with all applicable statutes and regulations in the conduct of their businesses.

The insurance industry has recently experienced a significant amount of scrutiny of some of its compensation practices from regulatory bodies, including state Attorneys General and the departments of insurance for various states. It is possible that the investigations and law suits undertaken by these authorities may lead to new and expanded regulations regarding compensation arrangements between insurance carriers and agents and brokers, particularly with respect to the payment of incentive compensation, which constituted 32% of our revenues in 2005. These investigations and lawsuits have focused primarily on commercial insurance contracts to date, although new investigations and suits are being filed. We cannot now predict the outcome of these investigations and lawsuits at this time, although legislators and industry associations are currently calling for enhanced disclosures to insurance consumers of all compensation arrangements. These heightened disclosure requirements, if they become mandatory, would add additional expenses to our franchises' businesses and reduce or even extinguish our revenues from incentive compensation. Any new regulations regarding compensation arrangements could require reformation of our compensation and fee schedules.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

A full description of each of our subsidiaries is set forth in **Subsection (b) of this Item 3**, beginning on page 21. The subsidiaries are included and consolidated in the financial statements.

(k) Summarize the material events in the development of the Company during the past five years, or for whatever less period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering ~~Statement~~Circular accordingly).

A description of the material events in the development of the Company during the past five years is set forth in **Subsection (a) of this Item 3.** We have also taken a number of steps affecting our shares and shareholders in anticipation of this Offering.

- In April 2006, our board of directors approved a stock split to reduce the price of our stock to $10,000 per share, which is the price at which shares of our stock are being offered for sale in this Offering. Based on the valuation of our shares at $57,005 per share as of December 31, 2005, as determined by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry, our board of directors authorized the issuance in exchange for each share of stock outstanding 5.7005 shares of stock. As a result, all shares of the Company currently are priced at $10,000 per share.

- Our board of directors also approved termination of the Services Agreement that had been in place between us and our stockholder agencies (who are our existing shareholders) since 2000. Under such Services Agreement, Keystone had provided certain defined services to the stockholder agencies and the stockholder agencies agreed to abide and be bound by the Keystone operations policies and procedures as adopted and amended from time to time by our board of directors. In connection with the termination of the Services Agreement, our board of directors approved our stockholder agencies becoming franchises of Keystone with equal rights as those granted to the other franchises which purchase shares in the Offering. The stockholder agencies entered into the Revised Franchise Agreement by on or about March 1, 2006 and their relationship with the Company is governed by the terms of such agreement.

- Our existing franchises that purchase shares in this Offering will be required to terminate their Existing Franchise Agreements with us, if they are governed by the Existing Franchise Agreement, and enter into the Revised Franchise Agreements. Going forward, all new franchises will enter into the Revised Franchise Agreement or the franchise agreement then in effect as a condition of their becoming a franchise. Our existing franchises that do not purchase shares in this Offering will continue to operate under the terms of their existing franchise agreement until such agreements expire according to their terms, or they can enter into the Revised Franchise Agreement. Upon expiration, these franchises will enter into the franchise agreement being offered at that time if they wish to remain with us or terminate their relationship with us.

- Our board of directors approved the provisions of an Amended and Restated Shareholders Agreement dated June 22, 2005 (the "Shareholders Agreement"), that governs our relationship with our existing and future shareholders. The Shareholders Agreement includes certain rights of first refusal in connection with the transfer of shares, eliminates blanket pre-emptive rights, and sets certain ownership limitations on all shareholders and on all senior officers as a group, among other provisions. Under the Shareholders Agreement, shareholders will not have any right to purchase any stock unless the sale is a part of a major offering of 150 shares or more. In addition, all shareholders must be active participants in Keystone. If a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise, mandatory redemption provisions require that such shareholder's shares be offered to Keystone or the other shareholders. All stock certificates will bear a legend notifying the shareholders of these restrictions. While the Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Shareholders Agreement, such provisions, and other provisions of the agreement, may be revised or modified by our board of directors or our shareholders from time to time upon the approval of at least 80% of the members of the board of directors or the holders of a majority of our voting shares. A copy of our Shareholders Agreement is filed as Exhibit 3 to the Offering Statement of which this Offering Circular is a copy.

- Our board of directors amended and restated our By-Laws to authorize, among other things, an increase in the number of directors from 9 to 12 (the "Amended and Restated By-Laws"). The three new directors will be selected from among the new shareholders/franchises of Keystone following the Offering. This will permit the new shareholders/franchises to be a part of and participate in the Company's management following the Offering. A copy of our Amended and Restated By-Laws is filed as Exhibit 2 to the Offering Statement of which this Offering Circular is a part.

- As an incentive to our stockholders to approve the Offering, give up their blanket pre-emptive rights, terminate their services agreement with us and accept the Revised Franchise Agreement, our board of directors approved the issuance to our existing shareholders of up to 20% of the issued and outstanding shares of the Company upon completion of this Offering. As a result, following the Offering, the Company intends to issue ~~warrants~~options to the existing shareholders entitling them to receive in the aggregate up to 20% of the Company's shares then issued and outstanding. Such ~~warrants~~options would be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share. The final determination of the percentage of shares represented by such ~~warrants~~options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering.

Our shareholders approved and ratified the above-mentioned actions, among others, at the annual shareholders meeting held on June 22, 2005.

ITEM 4.

(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrences or the expected method by which the Company will achieve the milestones.

The Company had a loss last year due to accrued legal and accounting fees in connection with this offering, the Company's recapitalization and restructuring involving, among other things, the revisions to its key internal operating documents and hiring of personnel in anticipation of expansion. The Company had been profitable in 2001, 2002, 2003 and 2004. In 2005, the Company's profit would have been approximately $374,000 before taxes if we had not incurred the legal and accounting fees of approximately $240,000, restructuring cost of approximately $106,000 related to the freezing of the Company's phantom stock plan which caused the underlying securities to fully vest immediately and the cost of hiring new personnel in the mount of approximately $215,000. The legal and accounting fees were accounted for as accrued liabilities. This level of legal and accounting services and restructuring fees are unusual in our corporate history. We do not expect to require this level of legal and accounting services in the foreseeable future after the Offering, and expect to become and remain profitable in 2006 and thereafter.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

We believe that we will be profitable in 2006 and thereafter as we do not anticipate incurring significant legal and accounting fees in connection with our investment in our expansion plan, which caused our loss in 2005.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

ITEM 5. What were net, after-tax earnings for the last fiscal year?

Total: ($187,305) ($3,822.55) per share before the stock split; this translates to (~~$670.57~~$670.56) per share after the 5.7005-for-1 stock split).

ITEM 6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share: $10,000
Net After-Tax Earnings Last Year Per Share (price/earnings multiple):
$10,000 / $(~~670.57~~670.56) = (14.91)

ITEM 7.

(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of

copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

As of ~~December 31, 2005,~~June 30, 2006, the net tangible book value of the Company was $~~599,570~~615,141 ($~~12,236~~12,815 per share before the stock split; $~~2,147~~2,248 per share after the 5.7005-for-1 stock split). This is based on the valuation of the Company by the independent consulting firm of Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per share represents only a portion of the value of the stock of the Company as established by the independent consulting firm of Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry. This valuation is not a market valuation and only reflects a valuation of the company by Reagan Consulting, Inc. The difference between the $2,147 net tangible book value per share and the $10,000 offering price per share is the value of the "earnings capacity" or the "intangible value" of the Company. This value has been established through the use of the discounted cash flow method. To see a summary of the methodology, assumptions and calculations that support the value established, you may review a copy of the appraisal performed by Reagan Consulting, Inc.~~, a copy of which is filed as Exhibit 14 to the Offering Statement of which this Offering Circular is a part.~~

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

On April 26, 2006, in connection with our 1 to 5.7005 stock split, we issued an aggregate of 279.3228 shares of Common Stock to all the 32 existing holders of our outstanding common stock in consideration for their surrendering of the Common Stock held by them, to reduce our share price to $10,000 per share, based on the valuation of our shares at $57,005 per share as of December 31, 2005, before the stock split, as determined by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry.

ITEM 8.

(a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: ~~61.35%~~61.77%
If the minimum is sold: ~~24.10 %~~24.42 %

The percentages do not include the ~~warrants~~options which will be issued to the existing shareholders upon the completion of this Offering. Our board of directors has authorized the issuance to the existing shareholders of ~~warrants~~options exercisable for up to 20% of the shares of common stock issued and outstanding upon the completion of the Offering. The board authorized the issuance of such ~~warrants~~options in exchange for the shareholders' agreement to waive their blanket pre-emptive rights, terminate the services agreement and enter into franchise agreements with us. The final determination of the number of shares represented by the ~~warrants~~options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Assuming that ~~warrants~~options exercisable for the maximum number of shares (20%) are issued to the existing shareholders and exercised by them upon the completion of the Offering, the percentage of the outstanding shares of the Company investors in this Offering will have would be as follows:

If the maximum is sold: ~~51.12%~~56.09%
If the minimum is sold: ~~20.08%~~20.35%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $~~7,793,228~~ 7,736,223
If the minimum is sold: $~~3,793,228~~ 3,736,223

The $10,000 price per share for Keystone's common stock reflects the Company's decision to set the share price at a number that was low enough to make purchase possible for investors and also easy to calculate. The price was derived from the independent valuation of the Company by Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry, which valued the Company's shares at $57,005 per share as of December 31, 2005. Given that there were 49 shares issued and outstanding at that time, the value being attributed to the Company was $2,793,228. ~~A copy of the valuation report prepared by Reagan Consulting, Inc. is filed as Exhibit 14 to the Offering Statement of which this Offering Circular is a part.~~

On April 26, 2006, the board of directors and shareholders of the Company authorized and approved a stock split and issued, in exchange for each existing share of common stock (valued at $57,005), 5.7005 shares of common stock (each valued at $10,000). Pursuant to the stock split, each share of common stock was valued at $10,000, the same price as the shares being offered in this Offering.

The post-offering valuation of the Company has been calculated by adding to the proceeds of the Offering ($5,000,000 maximum and $1,000,000 minimum) the pre-offering valuation of $~~2,793,228,~~2,736,223 or multiplying the total outstanding shares after offering (~~779.3228~~773.6223 if maximum is sold and ~~379.3228~~373.6223 if minimum is sold) by the offering price ($10,000). Accordingly, the post-offering valuation of the Company if the maximum amount of shares is sold is $~~7,793,228~~7,793,223 and the post-offering valuation of the Company if the minimum amount of shares is sold is $~~3,793,228.~~3,736,223.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

ITEM 9.

(a) **The following table sets forth the use of the proceeds from this Offering:**

	If Minimum Sold	**If Maximum Sold**
Total Proceeds	$1,000,000	$5,000,000
Less: Offering Expenses		
Commissions & Finders Fees	$25,000	$25,000
Legal & Accounting	$225,000	$225,000
Copying & Mailing	$10,000	$10,000
Other (Specify):		
Informational Meetings	$15,000	$15,000
Net Proceeds from Offering:	$725,000	$4,725,000

Use of Net Proceeds:	Amount	Percentage of Net Proceeds	Amount	Percentage of Net Proceeds
Expansions	$250,000	34.5%	$850,000	18%
Automation study & development	$100,000	13.8%	$200,000	4.2%
Expansion of profit & growth	$75,000	10.3%	$150,000	3.2%
Franchise consulting service division	$25,000	3.4%	$75,000	1.6%
Recruitment and training of P&C salespeople	$250,000	34.5%	$950,000	20.1%
Targeted acquisitions & internal growth*	$0	0%	$2,400,000	50.8%
Working capital**	$25,000	3.4%	$100,000	2.1%
Total Use of Net Proceeds	$725,000	100%	$4,725,000	100%

* "Targeted acquisitions & internal growth" includes (a) acquisitions of businesses that will complement our core business methodology, such as acquisitions of wholesalers of insurance policies and third party administrative firms, and (b) expansion of resources we make available to our franchises, e.g., hiring additional insurance professionals such as loss analysts, state managers and data technicians. There are no specific acquisitions probable at the present time.

** Anticipated working capital needs include the payment of insurance premiums to insurance companies, cost of advertising, negotiating and executing insurance carrier contracts and franchise agreements, cost of providing additional value added franchise services to our franchises, such as the cost of office equipment, office rent and additional employees, and other working capital uses.

We will use the net proceeds from this Offering in the following order of priority: (i) expansion into additional states; (ii) recruitment and training of P&C sales people; (iii) automation study and development; (iv) expansion of profit and growth; (v) franchise consulting service; (vi) targeted acquisitions; and (vii) working capital.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this Offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not applicable. A minimum proceed of $1,000,000 must be raised before the Company may use the proceeds of this Offering. Upon the minimum proceeds being raised, the Company may continue the Offering until the maximum proceeds of $5,000,000 is raised or close the Offering prior to the maximum proceeds being raised.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

ITEM 10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from sources other than this Offering are to be used in conjunction with the proceeds from this Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

We will not use any material part of the proceeds from the proposed offering to discharge indebtedness. The proceeds of this Offering will be used to pay legal and accounting fees incurred in connection with this Offering.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

As indicated above, if we sell the maximum number of shares, we plan to acquire businesses that will complement our core business methodology, such as wholesalers of insurance policies and third party administrative firms. As we have not started any negotiations for such contemplated acquisitions, the cost and state of the assets and the material terms of the acquisitions are not yet determinable. In addition, as indicated above, a feasibility study for the purchase of a consolidated agency management system technology platform for the benefit of our franchises will be performed, but the purchase of the technology platform, if it occurs, will not involve use of proceeds from this Offering.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

We will not use any of the proceeds to reimburse any officer, director, employee or shareholder for any reason.

ITEM 11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not anticipate having within the next 12 months any cash flow or liquidity problems. However, because of the industry allegations put forth by the Attorney General of New York questioning the industry's use of profit sharing and incentive compensation, we have procured a line of credit in the amount of $1 million with Westfield Bank in Westfield Center, Ohio, to protect our cash flows in the event that our compensation agreements need to be re-negotiated. Profit sharing and incentive compensation are widely accepted compensation methods in the insurance industry. We believe that our incentive compensation methods are appropriate.

However, we cannot control the legislative or judicial system regardless of the legitimacy of the compensation methods. If the insurance industry is dramatically altered due to the New York Attorney General's challenge of the compensation methods, we will be obligated to renegotiate new agreements with our franchises and carriers. We obtained the $1 million line of credit in order to assure adequate working capital in that situation. ~~We do not have any current or anticipated need to draw down on the line.~~On Septeber 14, 2006, the Company made a $210,000 withdrawal against its line credit in order to make a tax payment due to anticipated earnings in 2006.

We are not in default or breach of any debt instrument or obligation. We do not have any trade payables that have not been paid within their stated terms. Further, we are not subject to any unsatisfied judgments, liens or settlements.

ITEM 12.

Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Our current level of operations does not require us to obtain any proceeds in this Offering. However, our proposed expansion plans, technology strategies, development of a recruiting, training and sales management program for sales personnel, consultation services and expansion of underwriting profit and growth resources could all be affected if we only raise the minimum we have set for this Offering. If we do not raise sufficient capital to fund these plans, we will be forced to scale back our proposed expansion and other plans accordingly. In such case, we may attempt to raise more funds in a separate offering 12 months after this Offering, if there is sufficient interest among our franchises. If we raise enough proceeds in this Offering to fund some of our plans, we would prioritize our spending by focusing first on expansion into new states, then on enhancing our technology platform for the benefit of our franchises, then on developing a recruitment and training program for our franchises, and lastly on targeted acquisitions.

CAPITALIZATION

ITEM 13.

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding	As Adjusted	
As of June 30, 2006		Minimum	Maximum

Debt:

Short-term debt (average interest rate ~~7.01%)~~ ~~$207,728~~ ~~$207,728~~ 6.97%)

$78,475 $78,475

Long-term debt (average interest rate 6.15%) $~~554,936~~ ~~$554,936~~528,489

$528,489

Total debt ~~$762,664~~ ~~$762,664~~6.28%)

$606,964 $606,964

Stockholders equity (deficit):

Preferred stock — par or stated value (by class of preferred in order of preferences)

______	~~$~~______	$______
Treasury Stock	$______	$______
______	$______	$______
______	$______	$______
Common stock — par or stated value $ 685	$ ~~334~~	~~$~~ ~~686~~ 333
Additional paid in capital	$ 1,917,167	$5,916,815
Retained earnings (deficit) $1187	$ ~~(125,917)~~	~~$(125,917)~~ 1187
Total stockholders equity (deficit) $5,870,794	$ ~~1,791,589~~	~~$5,791,584~~1,870,794
Total Capitalization $5,870,794	$ ~~1,791,589~~	~~$5,791,584~~1,870,794

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
______	______	$______
______	______	$______
______	______	$______

Number of common shares authorized: 5,000 shares.

Par or stated value per share, if any: $ .88 per shares.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0. Number of shares of warrants outstanding: 0.

DESCRIPTION OF SECURITIES

ITEM 14.

The securities being offered hereby are:

[X] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________

ITEM 15.

These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[x] [ ] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify):
____

Explain: The Company has two classes of stock – Common Stock and non-voting Common Stock. The aggregate number of shares of Common Stock which the Company has authority to issue is 5,000 shares, par value $.88. The aggregate number of shares of non-voting Common Stock which the Company has authority to issue is 500 shares, par value $.88. The Company does not have any preferred stock. Our Common Stock has cumulative voting rights under the Pennsylvania Business Corporation Law of 1988, which allow shareholders to cast all of their board of director votes for a single candidate, as opposed to regular voting, in which shareholders must vote for a different candidate for each available seat. The candidates receiving the highest number of votes from the shareholders are elected as directors. Our Amended and Restated Shareholders Agreement, which each shareholder is required to sign, grants all shareholders the right to purchase shares in any new issuance of at least 150 shares or more that we undertake. This is done to allow shareholders to prevent dilution of their holdings upon the issuance of significant additional shares of our stock. The shares are subject to mandatory redemption if a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement. Shareholders will not have an opportunity to contest the price offered because it is based on valuation by an independent third party. Our non-voting Common Stock carries the same value and rights as voting Common Stock, except that it does not entitle the holder to any voting rights.

ITEM 16. Are the securities convertible? [ ] Yes [X] No

ITEM 17.

(a) **If securities are notes or other types of debt securities:**

Not applicable; the securities are not debt securities.

(1) **What is the interest rate?________%**

(2) **What is the maturity date?**

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No

(4) **Is there a trust indenture?** [ ] Yes [ ] No

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $_____________

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

Not applicable; the securities are not debt securities.

ITEM 18.

If securities are Preference or Preferred stock:

Not applicable; the securities are not preference or preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

ITEM 19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no restrictions on dividends to be paid on the securities being offered in the proposed Offering, except such restrictions as are required by state corporate laws. State corporate laws prohibit the distribution of dividends if , after giving effect to the dividends, the corporation would be unable to pay its debts as they become due in the usual course or its business or the total assets of the corporation would be less than the sum of its total liabilities. However, we do not intend to declare or pay any dividends on our common stock for the foreseeable future.

ITEM 20.

Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ ___________

We do not intend to declare or pay dividends in the foreseeable future.

PLAN OF DISTRIBUTION

ITEM 21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Triune Capital Advisors, LLC, Mike ~~Bernadine~~Bernadino, Managing Partner, 201 S. college St., Suite 100, Charlotte, NC 28244, Tel. (704) 714-2202 See also Item 24 below for the names, addresses and telephone numbers of the officers of Keystone who will actively market our shares in those states. None of these officers will be compensated beyond their regular salaries for their selling efforts.

ITEM 22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Statement. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

We will pay the dealer a flat fee of $25,000 to offer and sell the shares in North Carolina. We will indemnify the dealer against liabilities under the securities laws.

ITEM 23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

ITEM 24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: David E. Boedker, President and Chief Executive Officer
Address: 1995 Point Township Road, Northumberland, PA 17857
Telephone No.: (570) 473-4302
Exemption from broker-dealer status sought under Rule 3a4-1 under the Securities Exchange Act

Name: Colin R. Buzzard, Senior Vice President of Marketing and Franchise Relations
Address: 1995 Point Township Road, Northumberland, PA 17857
Telephone No.: (570) 473-4302
Exemption from broker-dealer status pursuant to Rule 3a4-1 under the Securities Exchange Act

Name: George Wynne, Senior Executive of Corporate Development
Address: 1995 Point Township Road, Northumberland, PA 17857
Telephone No.: (570) 473-4302
Exemption from broker-dealer status pursuant to Rule 3a4-1 under the Securities Exchange Act

ITEM 25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The proposed Offering is limited to our franchises, principals of our franchises, entities controlled by our franchises or their principals (including entities created for tax and estate planning purposes), and employees of Keystone and its subsidiaries. Certain employees of franchises may be eligible to participate in the Offering at the board of director's sole discretion. Each purchasing shareholder will enter into the Amended and Restated Shareholders Agreement that will restrict any shareholder from owning beneficially more than 9.99% of the issued and outstanding voting stock of Keystone. In addition, our senior officers are limited to owning, as a group, no more than 20% of our issued and outstanding voting stock. As a result, any shares of common stock they own in excess of the applicable limits will be non-voting stock.

The Amended and Restated Shareholders Agreement also restricts resale rights by giving to the remaining principals of a franchise, Keystone or the other shareholders a right of first refusal before any sales to third parties may be made. In addition, all shareholders must be active participants in Keystone. If a shareholder ceases to be an active participant in Keystone, including due to death, retirement, disengaging as a franchise, permanent disability or otherwise, mandatory redemption provisions require that such shareholder's shares be re-purchased by Keystone or the other shareholders. Further, shareholders cannot hold the shares jointly with any spouse or other party unless such other party is eligible to hold our shares. If a shareholder is involved in a divorce proceeding, the shareholder's shares may not be transferred to a spouse who is not eligible to hold our shares at the time of the divorce. If the court order or settlement in the divorce proceeding requires the shares to be transferred to such a spouse, the Company and other shareholders have the right to redeem the shares from the spouse. The redemption price for each share will be the price per share resulting from the annual valuation of the issuer, which will be performed by an independent party no later than May 31 of each fiscal year pursuant to the terms of the Shareholders Agreement. The Company intends to strictly enforce the transfer restrictions and redemption rights set forth in the Amended and Restated Shareholders Agreement; however, such provisions, and other provisions of the agreement, may be revised or modified by our shareholders upon the approval of holders of at least 50% of the outstanding voting shares of the Company and by our board of directors from time to time upon the approval of at least 80% of the members of the board of directors.

Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

ITEM 26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

The proceeds of this Offering will be escrowed at the following bank until the minimum proceeds of $1,000,000 shares are subscribed: Westfield Bank, Two Park Circle, P.O. Box 5002, Westfield Center, Ohio 44251-5002. Telephone: 413-568-1911.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Our target completion date for the Offering to currently eligible purchasers is 120 days after the qualification of this Offering Statement by the SEC. We reserve the right to extend or curtail the Offering to currently eligible purchasers at our discretion to up 270 days following the initial qualification date of this Offering Statement by the SEC. If the minimum proceeds are not raised by the target completion date or any extension thereof for the Offering to currently eligible purchasers, the funds will be returned by escrow agent with interest and without deductions. The duration of the Offering to future new franchises is two years. If we are unsuccessful in raising the minimum offering amount by the target completion date for offers to currently eligible purchases, we will not engage in stock sales to new franchises using this Offering Statement. Proceeds from stock sales to new franchises will not be placed in escrow.

Will interest on proceeds during escrow period be paid to investors? [X] Yes [ ] No

ITEM 27.

Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The Amended and Restated Shareholders Agreement, approved at the Annual Shareholders Meeting held June 22, 2005, which each current shareholder of Keystone has executed, contains the rights of first refusal and redemption rights described in above in Item 25.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

ITEM 28.

If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not paid any dividends on our securities in the last five years, and we do not anticipate paying dividends on our stock in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

ITEM 29.

Chief Executive Officer:

Title: President and Chief Executive Officer
Name: David E. Boedker, Sr. **Age:** 44
Office Street Address: 1995 Point Township Drive, Northumberland, PA 17857
Telephone No.: (570) 473-4302
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Boedker has served as the President and Chief Executive Officer of Keystone since January 1999 and as Executive Director October 1987 to December 1998. In these roles, Mr. Boedker has maintained overall management authority of all aspects of the Company's operations. Mr. Boedker is also President of Keystone Risk Managers since July 2001, KIG Financial Services since July 2002, Keystone Benefits Services since December 2004 and Keystone Capital Investors since December 2004. As President of these companies, Mr. Boedker also maintains overall management authority of all aspects of these companies. He also serves as the Chairman of the board of directors of Keystone Capital Investors since December 2004 and the board of managers of KIG Financial Services since July 2002, and maintains management authority of these companies. Mr. Boedker has served as Vice-President and member of the board of directors of Associated Insurance Management, Inc. in Danville, Pennsylvania, since 1986. In those roles, He assists in the development of the annual strategic business plan and provides oversight on key personnel and financial issues. These entities are all in the business of providing insurance products and services.

Education (degrees, schools, and dates): Business and accounting courses at Bloomsburg University 1983-1987

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Boedker works full-time for the Company.

ITEM 30-31.

Chief Operating Officer and Chief Financial Officer:

Title: Chief Operating Officer and Chief Financial Officer
Name: Michael J. Azar **Age:** 49
Office Street Address: 1995 Point Township Drive, Northumberland, PA 17857
Telephone No.: (570) 473-4302
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Azar has served as the Chief Operating Officer and Chief Financial Officer of Keystone since February 2000. He has also served as our Treasurer since 2004. In these roles, he manages the accounting and financial departments and has custody of the Company's funds and financial records. Mr. Azar also serves as the Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer of Keystone Capital Investors since December 2004, and serves as a member of the board of directors of that company and oversees that company's operations. Mr. Azar has served as Secretary and Treasurer and a member of the board of managers of KIG Financial Services since July 2002. From October 1987 to January 2000, Mr. Azar was the Chief Operating Officer and Chief Financial Officer of Bowers, Schumann & Welch, Inc., located in Bethlehem, Pennsylvania and Washington, New Jersey. He manages the accounting and financial aspects of all of these companies.

Education (degrees, schools, and dates): Masters – Business Administration, Loyola University, 1984; Bachelor of Science – Business Administration/Accounting, Bloomberg University, 1980

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Azar works full-time for the Company.

ITEM 32.

Other Key Personnel:

(A) Senior Vice President, Marketing and Franchise Relations:

Name: Colin R. Buzzard **Age:** 61
Title: Senior Vice President of Marketing and Franchise Relations

Office Street Address: 1995 Point Township Drive; Northumberland, PA 17587
Telephone No.: (570) 473-4302
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Buzzard has served as our Senior Vice President of Marketing and Franchise Relations since January 2000. In these roles, he is in charge of marketing and franchise relations. From July 1999 to January 2000, he served as the marketing manager of Donegal Insurance Group in Marietta, Pennsylvania. From May 1995 to July 1999, Mr. Buzzard served as the Vice President of Marketing of W.R. Berkley in Erie, Pennsylvania. From August 1973 to June 1994, he held various marketing, management and underwriting positions with Aetna Life & Casualty in Fairfax, Virginia, Pittsburgh, Pennsylvania, Hartford, Connecticut, Charlotte, North Carolina, Lubbock, Texas and Wheeling, West Virginia.

Education (degrees, schools, and dates): Master of Arts – English, Louisiana State University/Lafayette College, 1973; Bachelor of Arts – English, West Liberty State College, 1971.

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Buzzard works for full-time for the Company.

(B) Vice President, Property Casualty and Programs:

Name: Joseph P. Joyce, CPCU **Age:** 46
Title: Vice President, Property Casualty and Programs.
Office Street Address: 1995 Point Township Drive; Northumberland, PA 17857
Telephone No.: (570) 473-4302
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Joyce has served as the Vice President of Property Casualty & Programs of Keystone since February 2000. In that role, he has managed property casualty programs of the Company. In addition, Mr. Joyce has been a member of the board of directors of Keystone Capital Investors and Keystone National Insurance Company since December 2004, and oversees the overall management of these companies along with other members of the board. He is currently the Chairman of the Agency Management Committee of Keystone National Insurance Company and manages that company's agencies. From April 1999 to February 2000, Mr. Joyce was the Vice President of Commercial Underwriting for W.R. Berkley, an insurance company located in Richmond, Virginia. From June 1982 to April 1999, Mr. Joyce held various marketing, management and underwriting positions with Ohio Casualty in Philadelphia, Pennsylvania, Glendale, California, North Hollywood, California and Long Beach, California, including serving as that company's Branch Manager of the Harrisburg, Pennsylvania office and Agency Operations Manager for Pennsylvania and Connecticut.

Education (degrees, schools, and dates): Masters – Business Administration (MBA), Penn State University, 2000; Bachelor of Arts – Economics/Finance, La Salle University, 1982;

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Joyce works for full-time for the Company.

(C) Senior Executive of Corporate Development:

Name: George C. Wynne **Age:** 57
Title: Senior Executive of Corporate Development
Office Street Address: 1995 Point Township Drive; Northumberland, PA 17857
Telephone No.: (570) 473-4302
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Wynne joined Keystone as Senior Executive of Corporate Development in January 2005. His responsibilities include strengthening the business of the Company by expanding the awareness of the corporation in the insurance business community. From May 1999 to January 2005, he served as the Vice Chairman and Chief Executive Officer of W.R. Berkley Corp. in Richmond, Virginia. From March 1995 to April 1999, Mr. Wynne was the President and Chief Executive Officer of W.R. Berkley. He has maintained management authority of that company in these roles. From August 1971 to March 1995, he served as the Senior Vice President, Agency Division of Erie Insurance Company in Erie, Pennsylvania; as Vice President and Branch Manager of Indiana for Erie Insurance Company; and he also held various positions in claims and sales management with Erie Insurance Company.

Education (degrees, schools, and dates): Bachelor of Science – Sociology, Juniata College, 1971.

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Wynne works for full-time for the Company.

DIRECTORS OF THE COMPANY

ITEM 33.

Number of Directors:

12 authorized, currently 9 positions are filled. We expect to fill the remaining three positions following the completion of the Offering from the pool of new shareholders.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually at the annual shareholders meeting. The members of our board of directors serve on staggered terms, so that three (3) directors are up for election each year. Once we fill the remaining three (3) vacancies on the board of directors, four (4) directors will be up for election each year.

ITEM 34.

Information concerning outside or other Directors (i.e. those not described above):

Name: Michael C. Kilmer **Age:** 53
Title: Chairman
Office Street Address: Kilmer Insurance Agency, Inc., Homet Crossroad, P.O. Box 337; Wyalusing, PA 18853
Telephone No.: (570) 746-1007
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Kilmer has served as a director of Keystone since December 1990, and as its Chairman since March 1997. In these roles, he oversees the Company's management along with other members of the board. He has also served as the President, Secretary and Treasurer of the Kilmer Insurance Agency located in Wyalusing, Pennsylvania since November 1984, and has maintained overall management authority and managed the financial aspect of that company. Since 2004, Mr. Kilmer is a member of the board of directors of Keystone Capital Investors and Chairman of the board of directors of Keystone National Insurance Company, and oversees the management of that company along with other board members. He has served on the board of managers of KIG Financial Services since July 2002, and shares management responsibilities of that company with other managers. All of these entities are in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Economics, Gettysburg College, 1975

Name: Robert E. Naginey **Age:** 57
Title: Director
Office Street Address: Pfeiffer-Naginey Insurance Agency, Inc., 205 Front Street, P.O. Box 72 Northumberland, PA 17857
Telephone No.: (570) 473-3563
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Naginey has served as the Secretary and as a director of Keystone since October 1983, where he has overseen the management of the Company along with other directors and managed the administrative aspect of the Company. He has also served as president of the Pfeiffer-Naginey Insurance Agency, Inc., located in Northumberland, Pennsylvania, since December 1991, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Economics, Gettysburg College, 1971

Name: Carl DeYulis **Age:** 49
Title: Director
Office Street Address: Ebensburg Insurance Agency, Inc., 129 E. High Street, P.O. Box 90 Ebensburg, PA 15931
Telephone No.: (814) 472-9557
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. DeYulis has served as a director of Keystone from August 1996 to 1999 and was reelected in May 2002. In that role, he has overseen the management of the Company along with other directors. He has also served as president of the Ebensburg Insurance Agency, Inc. in Ebensburg,

Pennsylvania, since June 1995, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Economics, Gettysburg College, 1980

Name: John M. Duncan, Jr. **Age:** 46
Title: Director
Office Street Address: Duncan Insurance Agency, Inc., 370 Maus Drive, North Huntingdon, PA 15642
Telephone No.: (724) 863-3420
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Duncan has served as a director of Keystone since April 1996. In that role, he has overseen the management of the Company along with other directors. He has also served as President of the Duncan Insurance Agency, Inc. in North Huntingdon, Pennsylvania, since February 1987, and has maintained overall management authority of that company. From 1987 to 1997, Mr. Duncan was the Vice President of Duncan Insurance Agency, Inc. That company is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Science – Business Administration, Indiana University of Pennsylvania, 1983

Name: William C. Jones **Age:** 46
Title: Director
Office Street Address: Central Insurers Group, 1360 North Atherton Street; State College, PA 16803
Telephone No.: (814) 234-6667
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Jones served as a director of Keystone from 1994 to 1999, and was re-elected in 2002. In that role, he has overseen the management of the Company along with other directors. He has also served as the president of Central Insurers Group in State College, Pennsylvania since January 1996. He is responsible for the Philipsburg and State College offices of that company. That company is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Insurance, Penn State University, 1982

Name: Thomas J. Parkins **Age:** 40
Title: Director
Office Street Address: Dinnin & Parkins Associates, 300 Allegheny River Blvd., Oakmont, PA 15139

Telephone No.: (412) 828-5122

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Parkins served as a Director of Keystone from January 1995 through 1999, and was reelected in 2003. In that role, he has overseen the management of the Company. He has also served as the Vice President of Dinnin & Parkins Associates in Oakmont, Pennsylvania, since January 1992. In that role, he assists in the management of that company's day-to-day operations, including sales production, insurance carrier relationships, personnel management and accounting functions. That company is in the business of selling insurance products and services.

Education (degrees, schools, and dates): Bachelor of Science – Economics, Penn State University

Name: Thomas E. Troutman **Age:** 54
Title: Director
Office Street Address: Deibler, Straub & Troutman, Inc., 2 W. Main Street, P.O. Box B; Elizabethville, PA 17023-0077
Telephone No.: (717) 362-8600

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Troutman has served as a director of Keystone since 1992. In that role, he has overseen the management of the Company along with other directors. He has also served as the president of Deibler, Straub & Troutman, Inc., an insurance agency located in Elizabethville, Pennsylvania, since January 1986, and has maintained overall management authority of that company. Mr. Troutman has also served on the board of directors of Keystone Capital Investors and Keystone National Insurance Company since 2004, and has overseen the overall management of these companies. These entities are all in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Economics, Dickenson College, 1975; Associate of Arts – General Studies, Keystone College, 1972

Name: Todd N. Roadman **Age:** 48
Title: Director
Office Street Address: Reed, Wertz & Roadman, Inc., 702 West Pitt Street, P.O. Box 640; Bedford, PA 15522
Telephone No.: (814) 623-1111

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Roadman has served as a director of Keystone since 1995. In that role, he has overseen the overall management of the Company along with other directors. He has also served as the president of Reed, Wertz & Roadman, a financial planning and insurance agency located in

Bedford, Pennsylvania, since November 1993, and has maintained overall management authority of that company. That entity is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Science – Molecular Biology, Juniata College, 1980

Name: Robert W. Seltzer **Age:** 58
Title: Director
Office Street Address: Seltzer Insurance Agency, Inc., Country Club Hill, Route 61, P.O. Box 219; Orwigsburg, PA 17961
Telephone No.: (570) 366-0551
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Seltzer has served as a director of Keystone since November 1997. In that role, he has overseen the overall management of the Company along with other directors. He has also served as the president of Seltzer Insurance Agency, Inc. in Orwigsburg, since January 1983, and has maintained overall management authority of that company. That company is in the business of providing insurance products and services.

Education (degrees, schools, and dates): Bachelor of Arts – Economics/Sociology/Anthropology, the University of Pittsburgh, 1972

ITEM 35.

(a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[X] Yes [ ] No

Explain: All of our directors and officers have worked for or managed companies in the insurance industry prior to joining Keystone. All of our directors are principals in Keystone stockholder agencies which entered into the Revised Franchise Agreements and became franchises of Keystone on or about March 1, 2006.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All franchise principals are required to sign a confidentiality agreement as part of their Franchise Agreements. All directors are franchise principals. All senior officers must sign non-piracy/confidentiality agreements. Regarding prior employers, all agency principals and all officers have notified their former employers of their positions with Keystone or their agencies. We do not have a formal policy regarding confidential information from prior employers, but we make reasonable efforts to not solicit or use any such information in our directors', officers' or franchise principals' possession.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable; Keystone has been operating since 1983.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable; all of Keystone's key personnel are full-time employees.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Keystone has purchased key man life insurance policies on the lives of our President and Chief Executive Officer, as well as our other senior officers named above in Items 30-32. The policy on the President and Chief Executive Officer is in the amount of $1,000,000, and the policies on the other senior officers are in the amount of $250,000 each. The proceeds from these policies are payable directly to Keystone in the event of the covered person's death. There are no arrangements to pay out any amounts of these policies to any other party.

ITEM 36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No such actions have been filed against Keystone or its Officers, Directors or other key personnel within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or

not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL SHAREHOLDERS

ITEM 37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Not applicable; there are no shareholders who own, directly or indirectly, 10% or more of our outstanding securities.

ITEM 38.

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 193.817 shares of common stock (~~69~~71% of total common stock outstanding).

After offering:

a) Assuming minimum securities sold: 193.8170/~~379.3228~~373.6223 shares of common stock (~~51.10~~51.88% of total common stock outstanding).
b) Assuming maximum securities sold: 193.8170/~~779.3228~~773.6223 shares of common stock (~~24.87~~25.05% of total common stock outstanding).

Through the Solicitation of Interest procedure we undertook in December 2004, our officers and directors indicated that they intend to participate in this Offering. However, we do not know how many shares each anticipates purchasing, so determining the percentage of shares owned by them as a group after the Offering is not possible at this time. If close to the maximum shares are sold in the Offering, it is likely that the percentage owned by officers and directors after the Offering will be lower than if we raise only the minimum amount. The officers and directors do not have the right to purchase shares for the purpose of meeting the minimum amount.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

ITEM 39.

(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

David E. Boedker, Sr., our President and Chief Executive Officer, is a 50% owner with his brother in Associated Insurance Management, Inc., a Keystone franchise and shareholder of Keystone.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Some of our directors and officers are principles of our franchises or agency stockholders. We provide the same services to these franchises and agencies as to other franchises and agencies. These services are described under Item 3 of this Offering Circular.

In July 2004, the Company advanced to each of Joseph Joyce, Vice President of the Company, and Charles Lengle, Executive Vice President of Keystone Risk Managers, LLC, $10,000 for the purchase of a membership unit in Keystone Capital Investors, LLC. Repayment terms were monthly in the amount of $186 including interest at 4.5%. The notes would have matured in July 2009. Messrs. Joyce and Lengle prepaid the loans on or about June 22, 2006.

In August 2004, the Company established for the benefit of its franchises which had invested in Keystone Capital Investors, LLC a $165,000 line of credit with Omega Bank. The franchises were able to draw from the line-of-credit on a matching basis to further their investments in Keystone Capital Investors, LLC. The line of credit was secured with demand notes of the franchises and collateral agreements between the Company and the franchises. The demand notes are payable in equal annual installments over a two-year period. They accrue interest at the rate of 0.5% over the national prime rate (~~5.75~~8.25% as of ~~December 31, 2004~~June 30, 2006). As of ~~December 31, 2005,~~June 30, 2006, the outstanding balance on the notes was $~~55,000.~~27,500.

In May 2002, we entered into an agreement with Duncan Financial Group to form KIG Financial Services, Inc. We own 90% of KIG Financial Services, Inc.'s membership interests.

The Company has also entered into employment ~~agreement~~agreements with its five executive officers, the terms of which are summarized under Item 40(c).

Effective January 1, 2002, the Company instituted a phantom stock plan for its executive officers. Effective May 25, 2005, this unqualified plan was frozen by the board of directors at a fully vested amount payable as compensation of $131,544. ~~Each executive~~The executives elected to retain ~~three (3)~~2.5055 shares of phantom stock valued at $~~10,000 a share~~47,893 a shares, totaling $120,000 in the plan. This amount will increase or decrease at year end as the value of the common stock of the Company fluctuates. The amount payable at December 31, 2005, 2004 and 2003 amounted to $~~142, 829,~~142,829, $36,751 and $~~19,013.~~19,013, respectively.

We have no independent directors and lacked sufficient disinterested independent directors to ratify each of the above transaction at the time such transactions were entered into. Transactions with affiliates were as favorable to the issuer as those generally available from unaffiliated third parties. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the issuer than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and any forgiveness of loans must be approved by a majority of the issuer's independent directors who do not have an interest in the transactions and who had access, at the issuer's expense, to the issuer's or independent legal counsel. We have not forgiven any loans in the past and will not forgive any loans to affiliates in the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable; none of our officers, directors, key personnel or shareholders has guaranteed or co-signed any debt instrument for Keystone.

ITEM 40.

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Salary	Incentive/Bonus
David E. Boedker, President, CEO	$ 145,956	$167,050
Michael J. Azar, COO, CFO	$ 149,980	$25,876
Colin R. Buzzard, Senior Vice President	$ 136,050	$25,876
Joseph Joyce, Vice President	$ 124,100	$25,876
George Wynne , Senior Executive of Corporate Development	$ 150,000	$0
Others:		
Total:	$ 706,086	$ 244,678
Directors as a group (Number of persons: 9)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

For 2006, salaries for the five executives named above are $235,000, $163,885.68, $148,987, $135,907, and $164,265, respectively; Profit Sharing Bonus ~~is estimated to be $25,000~~was $26,490.00 for David Boedker, and $~~20,000~~20,972.00 each for the other four executives; and Company Performance Bonus ~~is estimated to be $20,000~~was $20,807.00 for David Boedker and $~~16,000~~16,475.00 each for the other four executives.

(c) **If any employment agreements exist or are contemplated, describe:**

All of our senior officers have an employment ~~agreement~~agreements with Keystone. Each of these agreements sets forth the employee's duties, term of service, benefits and pay. In addition to a salary, the senior officer also receives a percentage of a bonus pool established by the Company. The bonus pool is composed of (A) Part A - 1% of the total contingency/profit sharing commissions received by the Company, and (B) Part B - a percentage of the Company's EBITA contingent on the Company's revenue growth, calculated as follows:

The EBITA of the Company including the results of all subsidiary companies is calculated at the close of each fiscal year (the "Profit"). Further, the revenue growth of the Company is determined as a percentage in relationship to the revenues of the Company in its immediately preceding fiscal year. Revenue growth and EBITA are then to be applied to the following table to arrive at the percentage of the Company's EBITA which will be placed in the executive officer's bonus pool as follows:

Revenue Growth	<0%	0%	5%	10%	15%	20%	25% or more
EBITA % will be	0%	5%	10%	15%	20%	25%	30%

In the fiscal years 2005 and 2006, EBITA of the Company is adjusted upwards to reconcile the significant investments made in the recapitalization and expansion of the Company by $600,000 in 2005 and $300,000 in 2006 if the following revenue projections of the Company are realized or exceeded as follows: 2005 total revenue goals: $2,598,409, 2006 total revenue goal: $3,543,391. In each of 2005 and 2006, the percentage of EBITA will be a minimum of 15% unless a higher percentage is warranted under "Part B" above based on the actual revenue growth of the Company.

In addition, under the employment agreements, in 2005 and 2006, should the revenue goals be met in either or both years and the EBITA shall be upwardly adjusted by the amounts above mentioned and should such adjustments result in the Company experiencing an operational loss, the Board of Directors of the Company has the right to substitute stock options of the Company in lieu of paying "Part B" to the bonus pool. Such options would be exercisable for five (5) years from the date of issuance at an exercise price equal to the fair market value of the shares of the Company's common stock at the date of issuance. Based on the anticipated future performance of the Company, it was the decision of the Board to pay the 2005 bonus in cash, thereby reducing the long term ultimate cost had options been utilized.

The amount of options to be issued under the provision above is determined as follows:

The amount of the total bonus pool owed by the Company under "Part B" would be multiplied by ~~two~~four (~~2~~4). This amount would then be divided by the most recently established per share value of the Company to arrive at the total number of stock options to be placed in the pool. In 2007 and beyond, no adjustments will be made to the EBITA performance of the Company.

AdditionalIn addition, the Company maintains an unqualified stock option award plan where option awards may be issued to the officers based on an increase in the value of the Company as determined annually by an independent third party. The growth in the fair market value of the Company over the preceding year will then be multiplied by 4080%. That number will then be divided by the current per share value of the Company's common stock to determine the total number of options available to the executive officers in the aggregate. The option period is five (5) years and the strike price is the price per share of the Company at the time of the award. The stock used for senior officer bonuses may be either voting or non-voting common stock, depending on whether the officers as a group have reached the 20% limitation on their aggregate ownership of our voting stock set forth in the Amended and Restated Shareholders Agreement.

The officer is also eligible to participate in all benefit programs of the company including 401K plan, health insurance, group life insurance, long term disability insurance, pension, profit sharing, bonuses, and stock option awards. In addition, each agreement contains a confidentiality clause, non-disclosure and non-solicitation covenant. The agreements do not contain any non-compete covenants.

TheUnder the Employment Agreements, the officer's base salary will be increased annually beginning in 20072006 at a minimum rate of 3% and a maximum of 10% determined as follows:

The value of the Company will be determined by an independent third party. The percentage of growth in the fair market value of the Company over the preceding year will be the basis for determining the annual salary adjustment of the officer by dividing the percentage of increase by 2 resulting in the percentage of adjustment, subject to a minimum of 3% and a maximum of 10%.

Each agreement has a term of five (5) years commencing January 1, 2005 and automatically renews for successive 5-year terms unless terminated. If the Company terminates the officer for death or disability, all stock options awarded to the officer will be immediately vested and exercisable. If the Company terminates the officer other than for cause or for death or disability, the officer will receive a lump sum payment (which, in the case of the chief executive officer, is equal to twenty-four (24) months of the officer's salary at the rate in effect at the date of termination of employment, and twelve (12) months of the officer's salary for officers other than the chief executive officer) and any vested benefits, and stock options will be immediately exercisable. If, due to a change of control of the Company, the officer's employment with the Company is terminated or if his employment is not terminated but he receives an inferior compensation package, the officer will receive a lump-sum payment (which, in the case of the chief executive officer, is equal to thirty-six (36) months of the officer's salary at the rate in effect at the date of the change of control, and in the case of the other officers, is equal to twenty-four (24) months of that officer's salary at the rate in effect at the date of the change of control), and become fully vested in his stock option award, and all stock options held by him will be immediately exercisable. If the officer retires, all the stock options held by him will be immediately exercisable.

Copies of the employment agreements are filed as Exhibit 9(b) to the Offering Statement of which this Offering Circular is a copy. A sample copy of the Common Stock Purchase Option is filed as Exhibit 14 to the Offering Statement of which this Offering Circular is a copy.

ITEM 41.

(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ~~35.7~~35.8 shares (~~8.6~~9.5% if maximum sold in the offering and ~~4.38~~4.6% if the minimum is sold of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Our senior management in aggregate holds ~~35.7~~35.6 options~~ in aggregate~~ at a strike price of $10,000. The options awarded to David Boedker were fully vested when awarded, and the options awarded to the other officers vest at the rate of 20% per year beginning January 1, 2005. The exercise period is five (5) years. The options ~~have not been~~were approved by the Board of Directors~~.~~ on August 1, 2006.

Also, our board of directors approved the issuance to our existing shareholders upon the completion of this Offering ~~warrants~~options exercisable for up to 20% of the issued and outstanding shares of the Company in consideration for their approving this Offering, giving up their blanket pre-emptive rights, terminating their services agreement with us and accepting the Revised Franchise Agreement. Such ~~warrants~~options would be issued following the Offering and be exercisable at any time within 5 years of the date of issuance. The exercise price would be $10,000 per share, the same price per share of common stock as offered in this Offering. The final determination of the percentage of shares subject to such ~~warrants~~options will be made by our board of directors, and will depend in part on the number of shares sold in this Offering. Sample copies of the employment agreements are filed as Exhibit 9(b) to the Offering Statement of which this Offering Circular is a part.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants or rights are not subject to shareholder approval.

ITEM 42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Each of our Key Personnel identified in Items 29-32 above has an employment agreement with Keystone. Each of these agreements sets forth the employee's duties, term of service, benefits and pay. In addition, each agreement contains a confidentiality clause, non-disclosure and non-solicitation covenant. Each agreement has a term of five (5) years commencing January 1, 2005 and automatically renews for successive 5-year terms unless terminated. A defined bonus structure is included in each agreement, with all bonuses to be earned based upon the Company's profit and operational performance against its targets. Bonuses may be paid in the form of cash or stock option awards. for years 2006 and 2007. Additional stock option awards may be issued to the officers based on an increase in the value of the Company as determined by an independent third party. The stock used for senior officer bonuses may be either voting or non-voting common stock, depending on whether the officers as a group have reached the 20% limitation on their aggregate ownership of our voting stock set forth in the Amended and Restated Shareholders Agreement.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

ITEM 43

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There is no past, pending or threatened litigation that has had or may have a material effect upon our business, financial condition or operations.

FEDERAL TAX ASPECTS

ITEM 44.

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable; we are not a Subchapter S corporation.

Name of Tax Advisor: Raymond E. Cebular, CPA
Address: Terrace Professional Plaza, P.O. Box 101; Olyphant, PA 18447
Telephone No.: (570) 489-2499

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

ITEM 45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Statement not misleading or incomplete.

All such matters have been set forth in this Offering Statement.

FINANCIAL STATEMENTS

ITEM 46.

Provide the financial statements required by Part F/S of this Offering Statement section of Form 1-A.

Keystone has attached the following financial statements to the end of this Offering ~~Statement~~Circular, following Item 50:

- Consolidated Financial Statements audited for the years ended December 31, 2005, 2004 and 2003.
- Unaudited Consolidated Financial Statements for the six months ending June 30, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

ITEM 47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company had a loss last year due to accrued legal and accounting fees in connection with this offering, the Company's recapitalization and restructuring involving, among other things, the revisions to its key internal operating documents and hiring of personnel in anticipation of expansion. The Company had been profitable in 2001, 2002, 2003 and 2004. In 2005, the Company's profit would have been approximately $374,000 before taxes if we had not incurred the legal and accounting fees of approximately $240,000, restructuring cost of approximately $106,000 related to the freezing of the Company's phantom stock plan which caused the underlying securities to fully vest immediately and the cost of hiring new personnel in the amount of approximately $215,000. The legal and accounting fees were accounted for as accrued liabilities. This level of legal and accounting services and restructuring fees are unusual in our corporate history. We do not expect to require this level of legal and accounting services in the foreseeable future after the Offering, and expect to become profitable in 2006 and thereafter.

ITEM 48.

Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

From 1983 through 1999, we operated as a co-operative, acting as a pass-through mechanism with no direct profit motive. In 2000, we recapitalized and changed our operating platform to that of franchisor, becoming a for-profit entity. Since 2000, we have met or exceeded our projected operating results of our five year plan drafted in 1999. Our revenues generally increased for the years 2000 through 2005, from $658,096 in 2000 to $901,461 in 2001, $1,379,037 in 2002, $2,206,449 in 2003, $2,947,995 in 2004 and 3,343,882 in 2005.

While we are optimistic these favorable results will continue, it should be noted that the industry realized a "hardening market" for the past 36 months which have positively impacted the Company's performance. A "hardening market" is a market where premium pricing is on the increase due to the unsatisfactory financial performance of the insurance companies. Today, we see the opposite trend – a softening market where premiums are decreasing, which trend industry analysts predict will continue. While no specific impact numbers have been projected, these analysts have indicated that the trend will not be as severe as the softening market trend that occurred in the 1990s.

Further, the actions and allegations made by some states' Attorneys General in late 2004 as to the appropriateness of agents' incentive and profit sharing arrangements could have a negative impact on the operating performance of the Company. To our knowledge, these activities are not at this time being actively pursued in any of the states in which we operate. In addition, at this time we have not received any indication from any insurance carriers we work with that due to these industry regulations they intend to change their compensation to us or our franchises.

While we believe that we will continue to perform according to our stated plans, it is possible that these industry issues, which are beyond our control, could negatively impact our future performance. However, in the next 12 months we do no anticipate these industry issues will materially affect the Company's performance.

ITEM 49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___ %. What is the anticipated gross margin for next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable; Keystone does not sell products.

ITEM 50.

Foreign sales as a percent of total sales for last fiscal year: 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %.

We have no foreign operations or sales. We operate only in Pennsylvania and North Carolina and Virginia at present. We also anticipate operating in Indiana by the end of 2006. We do not have any government sales and do not anticipate having any in the next 12 months.

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PART III EXHIBITS

Index

Tab	Description
1.	Articles of Incorporation, as amended
2.	Amended and Restated By-Laws
3.	Amended and Restated Shareholders Agreement
4.	Form of Subscription Agreement
5.	Form of Secured Promissory Note
6.	Form of Impoundment Agreement (Escrow Agreement)
7.	Form of Revised Franchise Agreement
8.	Uniform Franchise Offering Circular
9.	Material Contracts

(a) Keystone Carrier Contract with St. Paul Fire and Marine Insurance Company, The Travelers Indemnity Company and their member insurance companies (being a sample Keystone Carrier Contract)

(b) Management Employment Agreements

(i) David E. Boedker, Sr. (President and CEO)

(ii) Michael Azar (CFO and COO)

(iii) Colin R. Buzzard (Senior Vice President)

(iv) Joseph P. Joyce (Vice President)

(v) George C. Wynne (Senior Executive of Corporate Development)

(c) Executive Employment Agreement Addendums

(i) David E. Boedker, Sr. (President and CEO)

(ii) Michael Azar (CFO and COO)

(iii) Colin R. Buzzard (Senior Vice President)

(iv) Joseph P. Joyce (Vice President)

(v) George C. Wynne (Senior Executive of Corporate Development)

10. Materials Relating to Solicitation of Interest

11. Consent of Accountant

12. Opinion of Counsel

13. Sample Common Stock Certificate

14. Sample Common Stock Purchase Option

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on ~~June~~October __, 2006.

KEYSTONE INSURERS GROUP, INC.

By:______________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________ David E. Boedker, Sr.	President and Chief Executive Officer	__________
____________________ Michael Azar	Chief Financial Officer	__________
____________________ Michael Kilmer	Chairman, Director	__________
____________________ John Duncan, Jr.	Director	__________
____________________ William Jones	Director	__________
____________________ Robert Naginey	Director	__________
____________________ Thomas Parkins	Director	__________
____________________ Todd Roadman	Director	__________
____________________ Robert Seltzer, Jr.	Director	__________
____________________ Thomas Troutman	Director	__________
____________________	Director	__________

Document comparison done by DeltaView on Thursday, October 12, 2006 12:15:40 PM

Input:	
Document 1	file://S:/HASTINR/00-11477 KIG/Recapitalization/SEC/Form 1-A FINAL (revised per 2nd SEC comments and PA comments)-7-11-2006-1.doc
Document 2	file://S:/HASTINR/00-11477 KIG/Recapitalization/SEC/October 11, 2006 Filings/Form 1-A FINAL (revised per 2nd SEC and 3rd comments and PA comments)-10-12-2006.doc
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Insertions	161
Deletions	130
Moved from	0
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Style change	0
Format changed	0
Total changes	291